SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2005

                               Assure Energy, Inc.
--------------------------------------------------------------------------------
                               (Registrant's name)
                         521 3rd Avenue, S.W., Suite 800
                            Calgary, Alberta T2P 3T3
                                     Canada
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

                               Form 20-F|X|  Form 40-F|_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes|_|  No|X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                TABLE OF CONTENTS

      1. Consolidated Financial Statements of Registrant for Years Ended December 31, 2004 and 2003 as filed on SEDAR on May 4, 2005;

      2. Management's Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2004 as filed on SEDAR on May 4, 2005;

      3. Press Release Dated May 4, 2005 Announcing Filing of Audited Financial Statements, Statement of Reserves Data and Other Oil & Gas Information as Filed on SEDAR on May 4, 2005;

      4. Statement of Reserves Data and Other Oil & Gas Information as Filed on SEDAR on May 4, 2005;

      5. Report of Registrant's Management and Directors on Reserves Data and Other Information as Filed on SEDAR on May 4, 2005;

      6. Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor as Filed on SEDAR on May 4, 2005;

      7. Certification of Annual Filings During Transaction Period by Registrant's President and Chief Financial Officer as Filed on SEDAR on May 4, 2005.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  May 5, 2005                                  ASSURE ENERGY, INC.

                                                     By: /s/ Harvey Lalach
                                                         -----------------------
                                                         Name:  Harvey Lalach
                                                         Title: President

                                                                          ITEM 1
                               ASSURE ENERGY, INC.
                        CONSOLIDATED FINANCIAL STATEMENTS
                 For the years ended December 31, 2004 and 2003
                         (Expressed in Canadian Dollars)

--------------------------------------------------------------------------------
                                                                Auditors' Report
--------------------------------------------------------------------------------

To the Shareholders of Assure Energy, Inc.

We have audited the consolidated balance sheets of Assure Energy, Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

As described in Note 21 of the accompanying financial statements, our auditors' report and management's financial statements dated March 2, 2005 have been withdrawn and revised.

Chartered Accountants
Calgary, Alberta
April 27, 2005
      p

                                                             Assure Energy, Inc.
                                                     Consolidated Balance Sheets
                                                 (Expressed in Canadian Dollars)

--------------------------------------------------------------------------------

                                                                                2004            2003
--------------------------------------------------------------------------------------------------------
ASSETS                                                                                         Note 3(b)
Current Assets
  Cash                                                                      $    112,660    $  4,628,405
  Receivables                                                                  3,224,863       3,302,813
  Deposits and prepaid expenses                                                  481,542         551,296
--------------------------------------------------------------------------------------------------------
                                                                               3,819,065       8,482,514
  Deposits (note 5)                                                               53,200         159,581
  Investment (note 6)                                                            927,626         899,601
  Property and equipment (note 7)                                             34,282,243      25,551,279
--------------------------------------------------------------------------------------------------------
Total Assets                                                                $ 39,082,134    $ 35,092,975
========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Payables and accrued liabilities                                          $  8,269,333    $  5,801,845
  Debenture payable (note 8)                                                          --       1,250,000
  Bank loan (note 9)                                                           6,150,000       7,800,000
  Due to shareholders (note 11)                                                2,520,372              --
  Interest payable (note 10)                                                      11,245              --
  Current portion of long term debt (note 10)                                    978,896         830,105
--------------------------------------------------------------------------------------------------------
                                                                              17,929,846      15,681,950
  Long term debt (note 10)                                                     3,131,412       4,370,595
  Asset retirement obligation (note 4)                                         1,279,702       1,088,682
  Future income taxes (note 13)                                                2,220,885       2,716,255
  Minority interest in consolidated subsidiary                                        --       3,285,564
--------------------------------------------------------------------------------------------------------
                                                                              24,561,845      27,143,046
--------------------------------------------------------------------------------------------------------
Shareholders' Equity
  Common shares (note 12 b)                                                   25,256,913      15,597,103
  Preferred shares (note 12 c)                                                 3,489,521       3,489,521
  Warrants (note 12 e)                                                         2,070,001       1,976,913
  Contributed surplus (note 12 b)                                                995,950         288,623
  Currency exchange adjustment (Note 3(b))                                       319,960         319,960
  Deficit                                                                    (17,612,056)    (13,722,191)
--------------------------------------------------------------------------------------------------------
                                                                              14,520,289       7,949,929
--------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                  $ 39,082,134    $ 35,092,975
========================================================================================================

Commitments and contingencies and Subsequent Events (Notes 15 and 17) The accompanying notes are an integral part of these consolidated financial statements.
                             On behalf of the Board:

Signed "Harvey Lalach"                        Director
----------------------
Harvey Lalach

Signed "Colin McNeil"                         Director
----------------------
Colin McNeil

                                                             Assure Energy, Inc.
                               Consolidated Statements of Operations and Deficit
                                                 (Expressed in Canadian Dollars)

-------------------------------------------------------------------------------

                                                    Year ended     Year ended
                                                   December 31,     December 31,
                                                       2004            2003
-------------------------------------------------------------------------------
                                                                      Note 3(b)
REVENUE
  Petroleum and natural gas sales                  $ 15,976,765    $  8,334,380
  Less: royalties, net of tax credits                 3,413,404       1,400,856
-------------------------------------------------------------------------------
  Net petroleum and natural gas revenue              12,563,361       6,933,524
  Equity income                                          28,025          68,531
  Interest and other income (loss)                         (656)             --
-------------------------------------------------------------------------------
                                                     12,590,730       7,002,055
-------------------------------------------------------------------------------

EXPENSES
  Asset retirement obligation - accretion                78,507         (21,185)
  Depletion and depreciation                          6,609,732      13,308,053
   Foreign exchange loss (gain)                        (112,242)        133,547
  General and administrative                          4,933,565       2,491,110
  Interest                                              865,545         856,347
  Production and operating costs                      5,694,504       3,035,185
-------------------------------------------------------------------------------
                                                     18,069,611      19,803,057
-------------------------------------------------------------------------------

Loss before income taxes                             (5,478,881)    (12,801,002)
-------------------------------------------------------------------------------

Income tax expense (recovery) - current (note 13)        38,223        (279,041)
Income tax expense - future (note 13)                (1,476,501)        (90,524)
-------------------------------------------------------------------------------
Total income tax expense                             (1,438,278)       (369,565)
-------------------------------------------------------------------------------

Net loss after taxes                                 (4,040,603)    (12,431,437)
Minority interest in consolidated subsidiary            728,222          21,451
Loss on dilution                                       (350,401)             --
-------------------------------------------------------------------------------
Net loss for the year                                (3,662,782)    (12,409,986)

Deficit, beginning of year                          (13,722,191)     (1,164,727)
Dividends                                              (227,083)       (147,478)
-------------------------------------------------------------------------------
Deficit, end of year                               $(17,612,056)   $(13,722,191)
===============================================================================

Earnings per share - Basic                         $      (0.18)   $      (0.77)

Weighted average common shares outstanding
                           - Basic                   20,489,457      16,210,220

(Diluted earnings per share have not been presented as such would be antidilutive)

The accompanying notes are an integral part of these consolidated financial statements

                                                             Assure Energy, Inc.
                                           Consolidated Statements of Cash Flows
                                                 (Expressed in Canadian Dollars)

--------------------------------------------------------------------------------

                                                                                       Year Ended          Year Ended
                                                                                    December 31, 2004  December 31, 2003
----------------------------------------------------------------------------------------------------------------------
                                                                                                           Note 3(b)
 OPERATING ACTIVITIES
 Net loss for the year                                                                   $ (3,662,782)   $(12,409,986)
 Add (deduct) items not affecting cash:
   Depreciation and depletion                                                               6,609,732      13,308,053
   Asset retirement obligation - accretion                                                     78,507         (21,185)
    Minority interest                                                                        (728,222)        (21,451)
   Future income taxes                                                                     (1,476,501)        (90,524)
   Equity share of earnings of investment                                                     (28,025)        (68,531)
   Interest paid thru issuance of shares                                                      369,226              --
   Warrants issued for interest                                                                    --         129,903
   Warrant expense                                                                                 --         145,190
   Stock compensation expense                                                                 707,327         143,433
   Accrued interest payable                                                                    11,245         418,467
   Consulting expense paid through the issuance of shares                                      33,000              --
   Bad debt expense                                                                            24,346              --
   Loss on dilution                                                                           350,401              --
   Foreign exchange (gain) loss                                                              (112,242)        133,547
   Provision for income tax                                                                        --        (279,041)
----------------------------------------------------------------------------------------------------------------------
                                                                                            2,176,012       1,387,875
   Net change in non-cash operating working capital                                           727,222       1,586,665
----------------------------------------------------------------------------------------------------------------------
 Net cash provided by operating activities                                                  2,903,234       2,974,540
----------------------------------------------------------------------------------------------------------------------

 FINANCING ACTIVITIES
 Proceeds (repayments) from/to long term debt                                                 (34,174)      5,603,065
 Repayment of debenture payable                                                            (1,250,000)             --
 Bank loan advances (repayments)                                                           (1,650,000)      1,034,850
 Collection of employee advance                                                               112,500              --
 Shareholders advances                                                                      2,520,372              --
 Proceeds raised by subsidiary from third parties                                             796,409              --
 Proceeds from the issue of common stock                                                    2,376,492       9,550,197
 Foreign exchange from financing activities                                                   112,242              --
----------------------------------------------------------------------------------------------------------------------
 Net cash provided by financing activities                                                  2,983,841      16,188,112
----------------------------------------------------------------------------------------------------------------------

 INVESTING ACTIVITIES
 Expenditures on property and equipment                                                   (12,554,802)     (4,893,000)
 Net change in non-cash investing working capital                                           2,151,982              --
 Disposition of commodity hedging                                                                  --        (517,557)
 Acquisition of business, net of cash acquired                                                     --     (11,043,231)
----------------------------------------------------------------------------------------------------------------------
 Net cash used in investing activities                                                    (10,402,820)    (16,453,788)
----------------------------------------------------------------------------------------------------------------------

 Net cash flow for the year                                                                (4,515,745)      2,708,864

 Cash, beginning of year                                                                    4,628,405       1,919,541
----------------------------------------------------------------------------------------------------------------------

 Cash, end of year                                                                       $    112,660    $  4,628,405
----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

1.       NATURE OF THE BUSINESS AND BASIS OF PRESENTATION

         Assure Energy, Inc. (the "Company" or "Assure") and its subsidiaries are engaged in the exploration, development and production of oil and natural gas in the Canadian provinces of Alberta, Saskatchewan and British Columbia.

         On September 11, 2003, the Company changed its state of domicile from Delaware to Nevada. Effective February 6, 2004, the Company changed its place of domicile from Nevada to Alberta, Canada.

         On December 17, 2004 the Company acquired 8,607,661 of the issued and outstanding common shares of Quarry not already owned by Assure for common shares of Assure on the basis of 0.360 of an Assure common share for each Quarry Oil & Gas Ltd. ("Quarry") common share. The acquired Quarry shares were transferred to its wholly owned subsidiary, Assure Holdings Inc. ("AHI"). AHI and Quarry amalgamated on December 17, 2004 pursuant to section 184(1) of the Alberta Business Corporation Act. All warrants to acquire Quarry common shares were cancelled.

         The consolidated balance sheet of Assure and its subsidiaries as at December 31, 2004 and the accompanying consolidated statements of operations and cash flows for the year ended December 31, 2004 and the notes thereto are the responsibility of the Company's management.

         These consolidated financial statements are presented in Canadian dollars and have been prepared by management in accordance with accounting principles generally accepted in Canada.

         The consolidated financial statements present the results of operations of the Company for the year ended December 31, 2004 and its wholly owned subsidiaries, Assure Oil & Gas Corp. ("Oil & Gas") and Westerra 2000 Inc. ("Westerra"). All material inter-company accounts and transactions have been eliminated on consolidation.

2.       BUSINESS COMBINATION

         On December 17, 2004, the Company acquired an additional 49.79% interest in Quarry such that Quarry became a wholly owned subsidiary. The Company realized a dilution loss of $350,401 upon settlement of the carrying value attributed to the minority interest on the consolidated balance sheet of the Company. The purchase price for the remaining 8,607,661 shares in Quarry was $5,508,903, using the closing trading price of $0.64 for each Quarry shares. The excess of the purchase price over the book value of Quarry's net assets of $1,692,251 is attributable to oil and natural gas properties based on management's best estimates.

                     Quarry Carrying Values at December 17, 2004
                     -------------------------------------------
                     Current assets                                             $  3,904,700
                     Current Liabilities                                          12,410,397
                                                                                ------------
                     Working capital deficiency                                   (8,505,697
                     Oil and natural gas properties                               18,183,713
                     Other assets                                                    978,989
                     Asset retirement obligation                                    (955,020)
                     Future taxes payable                                         (2,036,485)
                                                                                ------------
                     Net assets of Quarry                                       $  7,665,500
                                                                                ------------

                     Remaining 49.79% interest of Quarry purchased              $  3,816,652
                     Less: purchase price being value attributed to 3,098,758
                     shares of Assure Issued                                       5,508,903
                                                                                ------------
                     Purchase price discrepancy                                 $  1,692,251
                                                                                ------------

                     Purchase price discrepancy allocated to:
                     Property, plant and equipment                              $  2,673,382
                     Future tax liability                                           (981,131)
                                                                                ------------
                     Purchase price discrepancy                                 $  1,692,251
                                                                                ------------

         Effective July 28, 2003, the Company acquired a total of 6,919,900 shares of Quarry Oil & Gas Ltd. ("Quarry"). The Company acquired 6,750,000 shares of Quarry pursuant to a Purchase Agreement (the "Agreement") dated March 6, 2003 and acquired an additional 169,900 shares through market transactions. The aggregate purchase price for the acquisition of the 6,919,900 Quarry shares, which represents approximately 48.5% of Quarry's outstanding common stock, was $9,611,706 (US$6,947,988) which was paid in cash (the "Acquisition").

         Quarry is an oil and natural gas exploration and development company located in Calgary, Canada with properties in Alberta and British Columbia, Canada. Prior to the Acquisition certain non-oil and gas assets had been transferred to a new entity, Keantha Holdings Inc. ("Keantha"), which is a Canadian subsidiary of Quarry. Quarry retained a 49% interest in this new entity. The 49% interest was recorded by Quarry as an investment in an unconsolidated subsidiary on an equity basis (note 6).

         The Company made the Quarry acquisition for purposes of increasing its presence in the oil and gas industry in Canada. The 2003 acquisition of Quarry was accounted for as a purchase. The purchase price of $9,611,705 (US$6,947,988) was allocated to the assets acquired and liabilities assumed based upon their fair values at the date of acquisition. The purchase price included the excess of the fair value over book basis of $6,164,874 (US$4,518,102) which was attributable entirely to the oil and natural gas properties based upon an independent evaluation of proved oil and natural gas reserves.

         Total consideration paid was allocated as follows:

                                                                        CDN$            US$
                                                                  ------------------------------
         Current assets                                             $  1,554,921    $  1,124,002
         Investment in  unconsolidated subsidiary                        833,636         602,608
         Oil and natural gas properties                               25,253,893      18,255,216
         Asset retirement obligation                                    (826,436)       (597,404)
         Accounts payable and accrued expenses                        (2,509,398)     (1,813,962)
         Future taxes payable                                         (2,820,741)     (2,039,022)
         Notes payable bank                                           (7,067,155)     (5,108,616)
         Debenture payable                                            (1,500,000)     (1,084,301)
         Minority interest                                            (3,307,014)     (2,390,533)
                                                                  ------------------------------
         Purchase  price  (including $250,682 (US$181,210)of bank
         indebtedness in Quarry as of the acquisition date.)        $  9,611,706    $  6,947,988
                                                                  ===============================

         The results of operations of Quarry are included on a consolidated basis in the Company's operating results effective July 28, 2003.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada.

         a) Basis of consolidation

              The consolidated financial statements of the Company have been prepared by management. The policies adopted by the Company comply in all material aspects with generally accepted accounting principles in Canada. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amount reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

              The consolidated financial statements include the accounts of Assure Energy, Inc. ("the Company" or "Assure"), and the accounts of its wholly owned subsidiaries Assure Oil & Gas Corp. ("Oil & Gas"), Westerra 2000 Inc. ("Westerra") and Quarry.

         b) Change in reporting currency and foreign currencies

              Most of the Company's operations are conducted by its Canadian subsidiaries in Canadian dollars. As only limited operations are conducted in United States dollars the Company adopted Canadian dollars as its reporting currency effective January 1, 2003. Comparative figures for the prior period have been restated using the current rate method of currency translation as though the Canadian dollar was the reporting currency in that period. The net effect of adopting Canadian dollars as the Company's reporting currency reduces the foreign currency fluctuations recorded as a result of translating the Company's Canadian subsidiaries into US dollars. As substantially all of the operations are now in Canada, management is of the opinion that the Canadian dollar will more accurately reflect the balance sheet and the net exposure in US dollars will be appropriately recognized through the income statement. The net exposure to the US dollar will primarily come from US dollar denominated accounts such as cash and trade payables. All numbers reported in these financial statements are stated in Canadian dollars unless otherwise denoted.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONT'd
         c) Petroleum and natural gas properties and equipment

              i) Capitalized Costs

                  The Company follows the full cost method of accounting for its petroleum and natural gas operations. Under this method, all costs related to the acquisition, exploration and development of petroleum and natural gas reserves, including asset retirement obligations, are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, related plant and production equipment costs, site restoration and abandonment costs and overhead charges directly related to acquisition, exploration and development activities.

              ii) Depletion and Depreciation

                  The Company accounts for its petroleum and natural gas operations in accordance with the Canadian Institute of Chartered Accountants' ("CICA") guideline on full cost accounting (AcG-16) in the petroleum and natural gas industry. Capitalized costs, excluding costs related to unproved properties, are depleted and depreciated using the unit-of-production method based on estimated proven oil and natural gas reserves before deduction of royalties as determined by independent petroleum engineers. Petroleum and natural gas reserves and production are converted to equivalent units of crude oil using a ratio of six thousand cubic feet of natural gas to one barrel of oil.
                  Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

                  Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would result in a greater than 20% change in the depletion and depreciation rate.

                  Furniture and equipment is depreciated on a straight-line basis at rates expected to write off the carrying values, net of expected future recoveries, over the estimated useful lives of the assets.

              iii)Impairment Test

                  The Company applies an impairment test ("ceiling test") to determine if capitalized costs are not recoverable and exceed their fair value. Capitalized costs are not recoverable if they are greater than estimated undiscounted cash flows from future production of proven reserves plus the cost (net of impairment) of unproved properties. Commodity prices used in calculating estimated cash inflows are based on quoted benchmark prices in the futures market. Costs used in estimating cash outflows are based on expected future production and other costs and include abandonment and site restoration costs. An impairment loss is recognized if capitalized costs are greater than their recoverable amount. The impairment loss is measured as the amount by which capitalized costs exceed the fair value of proved and probable reserves plus the cost (net of impairment) of unproved properties. Fair value is determined based on the present value of future cash flows, after deducting abandonment and site restoration costs, discounted at a risk free interest rate, adjusted for prevailing market conditions. Any impairment loss is charged to earnings as additional depletion.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONT'd

         d) Asset Retirement Obligations

              The Company has adopted the new recommendation of the CICA relating to accounting for asset retirement obligations effective January 1, 2003. This recommendation replaces the previous method of accounting for site restoration costs on an accrual basis. The Company has adopted the new standard on a retroactive basis in accordance with the CICA recommendations on Accounting Changes. Under the new standard, a liability for the fair value of environmental and site restoration obligations is recorded when the obligations are incurred and the fair value can be reasonably estimated. The obligations are normally incurred at the time the related assets are brought into production. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company's credit rating. The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. The accretion expense is recorded as an operating expense.

         e) Investments

              The Company owns 39.77% (2003 - 49%) of the common shares of Keantha Holdings Inc. ("Keantha"). The Company accounts for its investment in Keantha using the equity method of accounting, whereby the investment was initially recorded at cost and adjusted to recognize after-tax income or losses and reduced by dividends received. The investment is carried at the lower of cost or market value, if the decrease in value is of a permanent nature.

         f) Joint ventures

              From time to time, certain petroleum and natural gas activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

         g) Revenue recognition

              Petroleum and natural gas sales are recognized when the product is shipped and ownership transfers.

         h) Earnings per share

              Earnings per share is determined based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by applying the treasury stock method to the exercise of outstanding stock options and share purchase warrants, except to the extent that the inclusion of these items would be anti-dilutive to the resulting earnings per share calculation.

         i) Stock based compensation

              Effective January 1, 2003, the Company adopted the recommendations of the CICA Handbook Section 3870 "Stock Based Compensation and Other Stock-Based Payments". This section was amended to require the expensing of all stock based compensation awards for fiscal years beginning after January 1, 2003. The Company has chosen to adopt the recommendation prospectively thereby recording the fair value of the stock options issued since January 1, 2003 in the income statement using the Black-Scholes option-pricing model.

         j) Future income taxes

              The Company records future income taxes on the liability method of tax accounting. Under this method, future tax assets and liabilities are determined based on the difference between the tax value of each asset or liability and its carrying value on the balance sheet and are measured using substantially enacted tax rates and laws that are expected to be in effect when the differences reverse.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONT'd

         k) Commodity contracts

              During 2003, Quarry traded petroleum products and derivative instruments. Quarry entered into commodity contracts in the normal course of its business to establish future sales and purchase prices and manage the future cash flow risk associated with price volatility of the commodities traded. Commodity contracts may be designated as hedges of financial risk exposure of anticipated transactions if, both at the inception of the hedge and throughout the hedge period, the changes in fair value of the contract substantially offset the effect of the commodity price changes on the anticipated transactions and if it is probable that the transactions will occur. Quarry monitored its commodity exposures and ensured that contracted amounts did not exceed the amounts of underlying exposures.

              Gains and losses were recognized on the delivery of the petroleum product or settlement of the financial contract. The market value of the outstanding commodity hedging option contracts were determined at the reporting date and any differences from the unamortized proceeds were recorded as an adjustment to the unamortized portion of commodity hedging contracts. Quarry deferred the impact of changes in the market value of these contracts until such time as the associated transactions was completed. In the event of early settlement or re-designation of hedging transactions, gains or losses were deferred and brought into income at the delivery dates originally designated. Where anticipated transactions were no longer expected to occur, with the effect that the risk that was hedged no longer exists, unrealized gains and losses were recognized in income at the time such determination is made.

              Cash flows arising in respect of these contracts were recognized under cash flow from operating activities. Quarry's commodity contracts expired in 2003. Quarry had no commodity contracts in place at December 31, 2003. No commodity contracts were undertaken in 2004 by the Company or its subsidiaries.

         l)   Financial instruments

              Financial instruments of the Company consist of cash, accounts receivable, income taxes payable, accounts payable and accrued liabilities, due to shareholders, the debenture payable, long term debt and the bank loan. It is management's opinion that the Company is not exposed to significant risks associated with these financial instruments except as otherwise disclosed. The fair value of these financial instruments approximates their carrying value unless otherwise noted.

         m)   Measurement uncertainty

              Amounts recorded for depreciation, depletion and amortization, asset retirement costs and obligations and amounts used for ceiling test and impairment calculations are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

         n)   Foreign Currency

              Most of the Company's operations are conducted by its Canadian subsidiaries in Canadian dollars with the remainder conducted in United States dollars. The Company converts its United States dollar transactions using the current rate method of currency translation. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the rate of exchange in effect on the dates on which such items are recognized in income during the period. Unrealized foreign currency gains and losses are recognized in current period earnings.

4.       ASSET RETIREMENT OBLIGATION

         In 2003, the Company adopted the CICA recommendation for recording of asset retirement obligations. The asset retirement obligation of $1,279,702 at December 31, 2004 (2003 - $1,088,682) is based on the estimated cash flows required to settle any abandonment and site restoration obligations relating to the Company's oil and natural gas properties at the end of their useful lives. Payments to settle the obligations will occur on an ongoing basis over the lives of the related assets estimated to be for a period of up to 17 years. Cash flows have been discounted at 7% for purposes of determining the asset retirement obligation.

         The schedule below is a reconciliation of the Company's liability for years ended December 31, 2004 and 2003:

                                                              2004          2003
                                                          -------------------------
         Present value of obligation at January 1, 2003   $ 1,088,682   $   308,424

         Acquisitions                                              --       750,344
         New obligations during the year                      112,513        51,099
         Accretion expense                                     78,507       (21,185)
                                                          -------------------------
                                                          $ 1,279,702   $ 1,088,682
                                                          -------------------------

         The Company estimates its obligations related to existing facilities and drilling activities will be settled in periods up to 2020.

5.       DEPOSITS

         Deposits are $53,200 (2003 - $159,581) for well abandonments.

6.       INVESTMENT

         As described in Note 3(e), the Company owns 39.77% (2003 - 49%) of Keantha and uses the equity method to account for this investment. The balance in the investment account as at December 31, 2004 was $927,626 (2003 - $899,601). For the year ending December 31, 2004, the Company recorded $28,025 (2003 - $68,531) as investment income from Keantha. The fair value of this investment is not readily determinable as it is a private company.

7.       PROPERTY AND EQUIPMENT

                                                                                     Accumulated
                                                                                    Depletion and
         December 31, 2004                                                  Cost    Depreciation     Net Book Value
         ------------------------------------------------------------------------------------------------------------
         Petroleum and natural gas properties and equipment      $    62,339,292   $    28,083,446  $    34,255,846
         Furniture and equipment                                         124,136            97,739           26,397
         ------------------------------------------------------------------------------------------------------------
                                                                 $    62,463,428   $    28,181,185  $    34,282,243
         ------------------------------------------------------------------------------------------------------------

                                                                                    Accumulated
                                                                                   Depletion and
         December 31, 2003                                                  Cost   Depreciation      Net Book Value
         ------------------------------------------------------- ----------------- ---------------- -----------------
         Petroleum and natural gas properties and equipment      $    46,455,696   $    20,940,748  $    25,514,948
         Furniture and equipment                                         105,831            69,500           36,331
         ------------------------------------------------------- ----------------- ---------------- -----------------
                                                                 $    46,561,527   $    21,010,248  $    25,551,279
         ------------------------------------------------------- ----------------- ---------------- -----------------

         At December 31, 2004, costs amounting to $1,169,342 (2003 - $1,493,389)
         that were incurred on unproven properties have been excluded from costs subject to depletion.

         The Company applied an impairment test to capitalized costs at December 31, 2004 to determine whether such costs may be recovered in the future. Capitalized costs were compared to estimated future cash flows from production of proven oil and natural gas reserves plus the cost (net of impairment) of unproved properties. Commodity prices used in the determination of cash flows were based on the following quoted benchmark prices in the futures market adjusted for quality and transportation differentials:


                                               WTI (US$/bbl)        Edmonton       Natural gas
                                               ----                 ---------      ------------
                                                                   (Cdn$/bbl)      (Cdn$/MMBtu)

         2005                                          44.29            51.25              6.97

         2006                                          41.60            48.03              6.66

         2007                                          37.09            42.64              6.21

         2008                                          33.46            38.31              5.73

         2009                                          31.84            36.36              5.37

         2010 and thereafter escalated by 1.5% per annum.

         No impairment loss was determined in 2004 (2003 - $9,078,379) as a result of applying the ceiling test. Impairment losses are recognized in depletion and depreciation on the consolidated statement of operations.

8.       DEBENTURE PAYABLE

         During 2004 the Company repaid a debenture payable in the amount of $1,250,000 (2003 - $1,250,000). The debenture matured on November 1,
         2004 and bore interest at the rate of 9% per annum, payable monthly. In the prior year, the Company's subsidiary, Quarry repaid $250,000 of this amount. The holder had the right to convert the debenture into common shares of Quarry at any time after July 22, 2004 and prior to maturity at a price equal to the lesser of $1.33 per share or the 10 day weighted average trading price of Quarry's common shares, not to be lower than $0.75 per share. The equity component of this debenture had not been segregated as the value attributable to the equity component was not material.

9.       BANK LOAN

         a) Assure Energy Inc.

         Effective November 15, 2004, the Company had available a $6,550,000 (December 31, 2004 $6,400,000) revolving operating demand loan facility with a Canadian chartered bank. The facility reduces by $75,000 per month commencing November 30, 2004 and reduces by $275,000 per month commencing January 31, 2005. The loan bears interest at the bank's prime rate, which was 4.25% at December 31, 2004, plus 1.5% interest subject to a standby fee of 0.125% per annum. The Company also had available, a $1,200,000 non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate, which was 4.25% at December 31, 2004, plus 1.5% subject to a drawdown fee of 0.375% (acquisition) or 0.50% (development) and a standby fee of 0.125% per annum. The facilities are secured by a $20 million debenture over all the assets of the Company. These facilities will be reviewed no later than April 30, 2005. As at December 31, 2004, the Company had drawn down $5,700,000 (2003 - $7,800,000) against these facilities and this amount has been classified as a current liability. Under the credit facility agreement with the bank, the Company is subject to certain covenants. As at December 31, 2004, the Company was not in compliance with the covenant requiring it to maintain an adjusted working capital ratio of not less than 1 to 1. The bank has not demanded payment of the loan as a result of this covenant violation and has provided a waiver for the working capital covenant at December 31, 2004.

         b) Assure Oil & Gas Corp. ("Oil & Gas")

         As at December 31, 2004, the Company had available, through its wholly owned subsidiary Oil & Gas a $1,200,000 revolving, operating demand loan facility with a Canadian chartered bank. The loan bears interest at the bank's prime rate, which was 4.25% at December 31, 2004, plus 1.0% interest subject to a standby fee of 0.125% per annum. The Company also had available through Oil & Gas a $450,000 non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate, which was 4.25% at December 31, 2004, plus 1.25% subject to a drawdown fee of 0.25% (acquisition) or 0.50% (development) and a standby fee of 0.125% per annum. The facilities are secured by a $10 million debenture over all the assets of Oil & Gas and a $10 million guarantee from Assure and Westerra. These facilities will be reviewed no later than April 30, 2005. As at December 31, 2004, Oil & Gas had drawn down $450,000 (2003 - $ nil) against these facilities and this amount has been classified as a current liability. Under the credit facility agreement with the bank, the Company is subject to certain covenants. As at December 31, 2004, the Company was not in compliance with the covenant requiring it to maintain an adjusted working capital ratio of not less than 1 to 1. The bank has not demanded payment of the loan as a result of this covenant violation and has provided a waiver for the working capital covenant at December 31, 2004.

         Subsequent to year end, the bank loans for the Company and Oil and Gas have been combined and refinanced subject to certain credit approval conditions (note 17(b)).

10.      LONG TERM DEBT

         The Company's long term debt consists of a six-year note payable issued by its wholly owned subsidiary Oil & Gas in the principal amount of $800,000 (December 31, 2003 - $1,000,000) (the "CDN dollar Note") and a six-year subordinated promissory note payable in the principal amount of US $2,754,000, equivalent to Canadian $3,310,308 (December 31, 2003
         - US $3,240,000, equivalent to Canadian $4,200,700) (the "US dollar Note").

         The CDN dollar Note was issued on December 28, 2002 and amended on June 1, 2004 and matures on December 28, 2008. The note accrues interest at
         7.75 % per annum. Quarterly payments of principal and interest are due on March 28, June 28, September 28, and December 28. The note is subordinated to all present and future bank debt of Oil & Gas and its subsidiaries.

         The US dollar Note was issued on March 15, 2003, as amended on December 5, 2003, and further amended on June 1, 2004 and matures on March 15, 2009. The note accrues interest at 7.75% per annum. Quarterly payments of principal and interest are due and payable in US dollars on June 15, September 15, December 15, and March 15. The note is unsecured and is subordinated to all present and future bank debt of the Company and its subsidiaries. In connection with the issuance of the US dollar Note, the Company issued 450,000 common stock purchase warrants to purchase an equal number of the Company's common stock with an exercise price of $3.73 (US $3.10) per share. These common stock purchase warrants may be exercised at any time during the five years commencing July 1, 2003.

         On June 1, 2004 the CDN dollar Note and the US dollar Note were amended such that during the 20 month period immediately following the date of amendment all principal and interest payments due to the Note Holder under the Notes may at, the Company's option, be paid in common shares of the Company. Following such 20 month period all principal and interest payments due to the Note Holder under the Notes may, at the Holder's option, be paid in common shares of the Company. For the purposes of payments under the Notes in common shares, the common shares will be valued at the average closing price of the Company's common shares during the 10 day trading period immediately preceding the due date for the payment

         Principal payments of $50,000 plus $18,699 of interest due on March 28, 2004, and principal of $50,000 and $17,959 of interest due on June 28, 2004, and principal of $50,000 and $17,014 of interest due on September 28, 2004 on the CDN dollar Note were satisfied by the issue by the Company of 12,377 common shares at US $4.21 (Cdn $5.55) per share, 12,308 common shares at US $4.10 (Cdn $5.52) per share, and 18,812 common shares at US $2.80 (Cdn $3.56) per share, respectively. Subsequent to year end, 32,955 common shares at US $1.63 (Cdn $2.00) per share were issued in satisfaction of principal of $50,000 and $15,894 of interest due on December 28, 2004 on the Cdn dollar Note.

         During the year ended December 31, 2004, interest of $440,677 (US $336,061) due for the period from the date of issuance of the US dollar Note to March 15, 2004 was satisfied by the exercise of 100,000 warrants for proceeds of $406,503 (US $310,000) and the payment in cash by the Company of $34,174 (US $26,061). Interest of $85,929 (US $63,292) and principal of $219,941 (US $162,000) due on June 15, 2004, interest of $77,430 (US $60,126) and principal of $208,622 (US $162,000) due on September 15, 2004 on the US dollar Note have been satisfied by the issue of 53,769 common shares at $5.69 (US $4.19) per share and the issue of 94,121 common shares at $3.04 (US $2.36) per share respectively. Subsequent to year end, 101,202 common shares at $2.63 (US $2.16) per share were issued in satisfaction of interest of $68,688 (US $56,343) and principal of $197,495 (US $162,000) due on
         December 15, 2004 on the US dollar Note.

11.      DUE TO SHAREHOLDERS

         Due to shareholders is $2,520,372 as at December 31, 2004 (2003 - $nil) advanced from certain shareholders. The funds were advanced for general operational purposes, are unsecured, non-interest bearing and without fixed or agreed repayment terms and are subordinated to the bank.

12.      EQUITY INSTRUMENTS

         a) Authorized

              Preferred Shares - 4,977,250 Blank Check non-voting Preferred Shares, 17,500 Series A Preferred Shares and 5,250 Series B Preferred Shares. Common Shares - 100,000,000 shares without par value.

         b) Common Shares

                                                        Year Ended                          Year Ended
                                                     December 31, 2004                   December 31, 2003
         ----------------------------------------------------------------------------------------------------------
                                                                     Contributed                        Contributed
                                              # Shares    Amount      Surplus     # Shares    Amount      Surplus
         ----------------------------------------------------------------------------------------------------------
         Beginning balance                  19,650,100  $15,597,103 $  288,623  15,366,000  $ 6,249,437 $        -

         Payment of dividend on preferred
         shares (i)                           68,363        300,705          -         -             -           -
         Exercise of warrants (ii)           100,000        506,503          -  1,782,100      831,824           -

         Private placement (iii)             482,000      2,216,596          -  2,152,000    6,871,363           -

         Payment of principal and
         interest on long term debt (iv)     191,387        795,594          -   350,000     1,644,479           -
         Pursuant to 2003 private
         placement (v)                       143,500              -          -         -             -           -
         Quarry amalgamation (vi)           3,098,758     5,508,903          -         -             -           -
         Warrants expense                          -              -          -         -             -     145,190
         Stock compensation (note 12(d))           -              -    707,327         -             -     143,433
         To be issued for payment of
         principal and interest on long
         term debt (iv)                      134,157        331,509
         ----------------------------------------------------------------------------------------------------------
         Ending balance                     23,868,265  $25,256,913 $  995,050  19,650,100  $15,597,103 $  288,623
         ----------------------------------------------------------------------------------------------------------

      (i) During the year the Company issued 68,363 common shares to settle dividends on Series A and B preferred share dividends as disclosed in note 12(c).

      (ii) During the year 100,000 warrants were exercised on settlement of interest on long term debt (Note 10).

      (iii) During the year, the Company issued 482,000 units consisting of 482,000 common shares at US $3.60 per share (CDN $4.73 per share) and 482,000 warrants to purchase common shares at US $4.00 per share (CDN $5.25 per share) were issued under a private placement. Two officers of the Company purchased 6,000 units as part of the private placement.

      (iv) During the year the Company issued 191,387 common shares and, subsequent to the year end the Company issued 134,157 common shares in settlement of principal and interest payments due during the period on long term debt as disclosed in Note 10.

      (v) During the year, the Company issued an additional 143,500 common shares related to a private placement that closed in December 2003 in recognition of a delay in effecting registration of the securities purchased beyond six months from the closing date.

     (vi) On December 17, 2004 the Company issued 3,098,758 common shares for the remaining 49.79% interest in Quarry as disclosed in note 2. c) Preferred Shares

                                                    Year Ended                            Year Ended
                                                 December 31, 2004                     December 31, 2003
         --------------------------------------------------------------------------------------------------------
                                            # Shares             Amount              # Shares             Amount
         --------------------------------------------------------------------------------------------------------
         Beginning balance                    22,750     $    3,489,521                22,750     $    3,489,521
         Shares issued                             -                  -                     -                  -
         --------------------------------------------------------------------------------------------------------
         Ending balance                       22,750     $    3,489,521                22,750     $    3,489,521
         --------------------------------------------------------------------------------------------------------

            On June 1, 2002, the Company sold 17,500 shares of Series A Preferred Stock ("Series A") with a stated value of US $100 (CDN $153) and a cumulative 5% dividend payable in cash or shares of the Company's common stock raising US $1,750,000 (Cdn$2,684,247). The Series A is convertible at the option of the holder after two years, or if called for redemption by the Company, transferred into units of the Company at US $1.50 per unit for every US $1 of stated value. Units consist of one share of the Company's common stock and one common stock purchase warrant. Each common stock purchase warrant entitles the holder to purchase one share of the Company's common stock exercisable at US $1.75 per share at any time during the four year period commencing one year after the date of issuance.

            On August 27, 2002, the Company issued 5,250 shares of its Convertible Series B Preferred Stock ("Series B") raising US $525,000 (CDN $815,724). The Series B has a stated value of US $100 (CDN $155), a cumulative 5% dividend payable annually in cash or common stock of the Company, and the right to convert the Series B into units commencing on the second anniversary of the issuance of the Series B at US $1.75 per unit for every US $1 of stated value of preferred stock. Each unit consists of one share of the Company's common stock and one common stock purchase warrant exercisable at US $2.00 per share, at any time during the four year period commencing one year from the date of issuance of the units.

      d)    Stock Options

                                  Year Ended                                     Year Ended
                                  December 31, 2004                              December 31, 2003
          --------------------------------------------------------------------------------------------------------------
                                    # Options Wtd Avg  Wtd Avg     Wtd Avg       # Options Wtd Avg  Wtd Avg    Wtd Avg
                                              Price      Price     remain life             Price     Price    remaining
                                              (US $)   (Cdn $)(1)   (yrs)                  (US $)  (Cdn $)   (life (yrs)
          --------------------------------------------------------------------------------------------------------------
          Options
          outstanding,
          beginning of period         425,000 $  2.93 $   3.52        3.69        320,000 $  2.75 $  4.34        1.6
          Issued                    1,120,000     3.29     3.96                   305,000    3.00    3.89
          Cancelled                  (440,000     3.40     4.09                  (200,000)   2.75    3.57
          --------------------------------------------------------------------------------------------------------------
          Options                   1,105,000 $  3.20 $   3.85        3.92        425,000 $  2.93 $  3.52       3.69
          outstanding,  end of
          period
          --------------------------------------------------------------------------------------------------------------
          Options
          exercisable,  end of
          period                      442,500 $  3.22 $   3.87                     75,000 $  2.80 $  3.63
          --------------------------------------------------------------------------------------------------------------
          (1)See exchange rates used to convert from United States to Canadian dollars in Note 17

         The fair value of options issued in 2004 was determined using an appropriate option pricing model and the following assumptions: expected volatility of 27% to 53%, risk free interest rate of 3.5%, expected lives of three to five years and dividend yield of 0%. The fair value of the options is recognized and expensed over the vesting period of the options. During 2004 $707,327 (2003 - $143,433) was recorded in stock compensation expense as disclosed in note 12(b) using the Black-Scholes option-pricing model.

         e) Warrants

                                                                             Year Ended                  Year Ended
                                                                         December 31, 2004            December 31, 2003
         -----------------------------------------------------------------------------------------------------------------
                                                                  # Warrants            Amount     # Warrants       Amount
         -----------------------------------------------------------------------------------------------------------------
         Beginning balance                                        10,036,400  $      1,976,913      7,200,000   $        -
         Issued in connection with private placement and
          investor relations                                        675,500            160,088              -            -
         Issued for investor relation services                       60,000             33,000              -            -
         Issued on completion of equity financing                         -                  -      2,100,000            -
         Subscription agreement                                           -                  -        533,500      770,000
         In connection with financing                                     -                  -        450,000      450,000
         For consulting services                                          -                  -        100,000      129,903
         Issued in connection with financing                                                        1,435,000      640,000
         Exercise of warrants                                      (100,000)          (100,000)    (1,782,100)     (12,990)
         -------------------------------------------------------------------------------------------------------------------
         Ending balance                                           10,671,900  $      2,070,001     10,036,400   $1,976,913
         -------------------------------------------------------------------------------------------------------------------


                                                                  December 31, 2004                         December 31, 2003
 ----------------------------------------------------------------------------------------------------------------------------------
                                                                      Wtd Avg      Wtd Avg                   Wtd Avg    Wtd Avg
                                                                      Exercise     Exercise Price            Price      Price
                                                        # Warrants    Price (US $) (Cdn $)(1)    # Warrants  (US $)      (Cdn $)(1)
 --------------------------------------------------------------------------------------------------------------------------------
 Beginning balance                                      10,036,400    $    1.38   $    1.79       7,200,000 $    0.50   $  0.79
 Issued in connection with equity financing                      -            -            -      2,100,000      1.00      1.30
 Issued in connection with subscription agreement                -            -            -        533,500      2.50      3.24
 Issued in connection with financing                             -            -            -        450,000      3.10      4.02
 Issued in connection with consulting services                   -            -            -        100,000      3.00      3.89
 Exercised during the year (Class A)                             -            -            -     (1,772,100)     0.33      0.43
 Exercised during the year (Other)                               -            -            -        (10,000)     3.00      3.89
 Issued in connection with financing                             -            -            -      1,435,000      4.00      5.19
 Exercised in payment of interest                         (100,000)        3.10        3.73               -        -          -
 Issued in connection with private placement               482,000         4.00        4.81               -        -          -
 Issued in connection with investor relation services       60,000         4.05        4.89               -        -          -
 Issued in connection with investor relation services       50,000         2.50        3.02               -        -          -
 Issued in connection with private placement               143,500         4.00        4.81               -        -          -
 --------------------------------------------------------------------------------------------------------------------------------
 Ending balance                                         10,671,900    $    1.54   $    1.85      10,036,400 $    1.38   $  1.89
 --------------------------------------------------------------------------------------------------------------------------------

         During 2004, the Company has included $nil (2003 - $129,903) in general and administrative expenses for share purchase warrants issued during the year.

         The Company's calculations for warrants during the year ended December 31, 2004 were made using an appropriate option-pricing model using the following assumptions: expected volatility 17%, risk free interest rate 2.4%, expected life in years ranging from 1.5 - 3, and dividend yield 0%.

13.      INCOME TAXES

         As of February 6, 2004, the Company changed its domicile from Nevada to Alberta, the net operating loss carryforwards of approximately US $816,000 will no longer be available for use due to this change.

         The Company and its wholly-owned subsidiaries have a net operating loss of approximately $2,330,000 (2003 - $931,273) under The Income Tax Act (Canada). These net operating losses can be carried back three years and forward seven to 10 years to offset future taxable income. The Company and its wholly owned subsidiaries have recorded a future tax recovery of $1,476,501 (2003 - $90,524) for 2004.

         The net future tax liability results primarily from the difference in the tax basis and carrying value of property, plant and equipment.

         Total income taxes were different than the amounts computed by applying the statutory federal income tax rate as follows:

                                                                                       Year ended December 31
                                                                                           2004                  2003
                                                                        ----------------------------------------------
         Combined income tax rate                                                         36.7%                 36.7%
         Expected income tax                                                      $ (2,010,654)         $ (4,697,968)
         Change in valuation allowance                                                (111,823)               518,081
         Income attributed to minority interest and equity income                     (277,542)              (23,149)
         Resource related differences, Crown                                            481,259               219,957
         Resource related differences, Resource allowance                             (261,969)             (202,389)
         Stock based compensation                                                       259,589                52,640
         Non-deductible write down of property and equipment                                  -             3,483,486
         Expiry of losses                                                               414,245                     -
         Non-deductible, non-cash items                                                       -                53,285
         Other                                                                           30,394               226,492
                                                                        ----------------------------------------------
                                                                                 $  (1,476,501)          $  (369,565)
                                                                        ----------------------------------------------

         The tax effects of temporary differences that resulted in future tax liabilities and assets at December 31, 2004 and 2003 were as follows:

                                                                                     2004                         2003
                                                                -------------------------------------------------------
         Future tax liabilities:
            Property and equipment                                          $ (2,699,906)                $ (2,928,298)
         Future tax assets:
            Net operating losses                                                  856,091                      730,124
            Share issue costs                                                      29,188                            -
            Valuation allowance                                                 (406,258)                    (518,081)
                                                                -------------------------------------------------------
         Net future tax liability                                           $ (2,220,885)               $  (2,716,255)
                                                                -------------------------------------------------------

14. RISK MANAGEMENT

         a) Credit risk

              Substantially all of the Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. As the Company markets its commodities through oil and gas marketing companies, the Company is also exposed to the risks associated with these companies. In addition, the Company is exposed to credit risk in its trade accounts receivable included in receivables. At year end one company accounted for 17% of the total accounts receivable.

         b) Interest rate risk management

              The Company's fixed rate debt is subject to interest rate price risk as the value will fluctuate as a result of changes in market rates. Floating rate debt is subject to interest rate cash flow risk as the required cash flows to service the debt will fluctuate as a result of changes in market rates.

              At December 31, 2004, the Company had fixed the interest rates on the following interest bearing obligations:

                                                                  December 31, 2004       December 31, 2003
              --------------------------------------------------- ----------------------- --------------------------
              Debenture payable                                   $                -      $        1,250,000
              Long term debt                                               4,110,308               5,200,700
              --------------------------------------------------- ----------------------- --------------------------
                                                                  $        4,110,308      $        6,450,700
              --------------------------------------------------- ----------------------- --------------------------

         c) Foreign currency rate risk

              A significant portion of the Company's debt is denominated in the United States dollars. The Company does not have any exposure to any highly inflationary foreign currencies. The amount of debt denominated in United States dollars is US$2,754,000 (2003 - US$3,240,000). The increase or decrease in net earnings before taxes for each 1 percent change in foreign exchange rate on the US denominated debt amounts to approximately $28,000 (2003 - $32,000) per annum.

15.      COMMITMENTS AND CONTINGENCIES

         The Company is currently involved in litigation with a former officer of Quarry who is claiming $240,000 in respect of termination and severance pay. The Company is contesting this claim and has not accrued any amounts for this litigation. Examinations for discovery have occurred and the matter is currently in abeyance as of December 31, 2004 as the plaintiff has not moved the litigation forward.

         Effective August 1, 2004, the Company entered into a new lease for the rental of office space for the period to January 31, 2007. The Company is committed to payments of $87,720 per annum for rent plus a proportionate share of operating costs. The Company has also entered into a sublease that expires December 31, 2005. The Company is committed to payments of $25,704 per annum for rent plus a proportionate share of operating costs.

         The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. These costs are accrued based on estimates of reserves and future costs. Any changes in these will affect future earnings. Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company's cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one-quarter or year.

         The Company currently has employment agreements with certain employees of the Company. The Employment Agreements specify that certain employees are entitled to a lump sum severance payment in the event that the Company is sold (Refer to note 17(c)).

         In the ordinary course of business, the Company and its subsidiaries enter into contracts which contain indemnification provisions, such as loan agreements, purchase contracts, service agreements, licensing agreements, asset purchase and sale agreements, joint venture agreements, operating agreements, leasing agreements, land use agreements etc. In such contracts, the Company may indemnify counterparties to the contracts if certain events occur. These indemnification provisions vary on an agreement by agreement basis. In some cases, there are no pre-determined amounts or limits included in the indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the maximum potential future amount that the Company could be required to pay cannot be estimated.

16.      RELATED PARTY TRANSACTIONS

         a)   Quarry Oil & Gas Ltd.

              Effective June 30, 2004, Assure acquired 1,000,000 common shares of Quarry, comprising part of the Units issued under a private placement. On November 1, 2004, Assure advanced $1,250,000 to Quarry. This amount is unsecured, non-interest bearing and without fixed or agreed repayment terms. Quarry used these funds to repay the debenture which matured on November 1, 2004 (See Note 8). On November 10, 2004, Assure participated in a non-brokered private placement and acquired 757,143 common shares of Quarry at $0.70. As a result, Assure directly holds a total of 8,677,043 common shares representing 50.2% of the total issued and outstanding common shares of Quarry. Effective December 17, 2004 the Company through its wholly owned subsidiary acquired the remaining 49.79% outstanding common shares of Quarry, as disclosed in note 2.

         b)   Other

              Included in accounts receivable is $249,938 and included in accounts payable is $377,339 due to companies controlled by a director of the Company appointed on December 17, 2004. These accounts receivable and payable arise as the Company and this director share an interest in oil and gas properties that the Company operates.

              All related party transactions have been recorded at the agreed to exchange amount which reflects fair value.

17.      SUBSEQUENT EVENTS

         a)   Chestermere Sale

              Subsequent to year end the Company entered into a sale and purchase agreement effective January 1, 2005 to sell the Chestermere property for net proceeds of $5.15 million.

         b)   Bank loan

              On March 7, 2005, the Company, signed a term sheet outlining the terms and conditions of proposed financing to replace the existing bank loan. Subject to certain credit approval conditions, the Company will have available a $7,100,000 revolving operating demand loan facility with a Canadian chartered bank. The loan will bear interest at the bank's prime rate, which was 4.25% at March 7, 2005, plus 2% interest subject to a standby fee of 0.125% per annum. The Company will also have available, a $2,700,000 non-revolving development demand loan facility at the same bank with interest payable at the bank's prime rate, which was 4.25 % at March 7, 2005, plus 2.5% subject to a drawdown fee of 1% a standby fee of 0.125% per annum. This facility is subject to completion of the bank's credit approval process. The facilities will be secured by a $10 million debenture over all the assets of Oil & Gas, a $10 million guarantee from Assure and Westerra, and a $40 million supplemental debenture over the major producing petroleum and natural gas reserves of Assure, Oil & Gas, and Westerra. These facilities will be reviewed by July 15, 2005 and upon the Company's fiscal year end December 31, 2005, and not later than April 30, 2006. This new facility would replace both the Company's and Oil & Gas' facilities described in Note 9. A commitment fee in the amount of $500,000 is also payable upon delivery of a commitment to the Company, payable in monthly payments of $100,000 per month commencing April 1, 2005. An earnest fee in the amount of $50,000 will also be payable on April 1, 2005.

         c)   Engagement of Financial Advisor and Amendment of Employment
              Agreements

              On April 21, 2005 the Company engaged the services of Haywood Securities Inc. ("Haywood") a TSE member firm, as its exclusive financial advisor to assist the Company in evaluating strategic alternatives to maximize shareholder value. In the event that such alternatives result in a merger, takeover or business combination (the "Transaction") with another company, Haywood would earn a commission equivalent to 0.9% of the Transaction value. On April 25, 2005 the Company amended its employment agreements such that in the event of a Transaction the Company's President and two Vice Presidents are entitled to receive severance pay of approximately $600,000 in the aggregate. As part of this amendment, 3 employees of the Company were granted a total of 510,000 stock options, exercisable at $1.25Cdn for 1 year from the date of grant.

18.      EXCHANGE RATES

         The United States dollar amounts have been converted into Canadian dollar amounts for convenience purposes using either the average or the period end exchange rates shown below:

         Twelve months ended December 31, 2004                        $1.2991
         Twelve months ended December 31, 2003                        $1.3161
         As at December 31, 2004                                      $1.2020
         As at December 31, 2003                                      $1.2965
         As at December 31, 2002                                      $1.5776

19.      STATEMENT OF CASH FLOWS AND NON-CASH TRANSACTIONS

         a) Interest Paid

           ---------------------------------------------------------- ----------------------- -----------------------
                                                                                        2004                    2003
           ---------------------------------------------------------- ----------------------- -----------------------
           Interest Paid                                                  $          524,873  $              343,488
           ---------------------------------------------------------- ----------------------- -----------------------

         b)   Business acquisition

              During the year, the Company purchased Quarry via the issuance of 3,098,758 shares as per Note 2.

19.      STATEMENT OF CASH FLOWS AND NON-CASH TRANSACTIONS - CONT'd

         c)   Shares issued for principal and interest payments

              During the year, the Company issued 191,387 shares (2003 - 350,000) for the payment of $795,594 (2003 - 1,644,479) on principal and interest on long term debt (Note 12(b)).

         d)   Shares issued for payment of dividends

              During the year 100,000 warrants were exercised in exchange for the settlement of $406,503 of interest on long term debt.

         e)   Shares issued for payment of dividends

              During the year, the Company issued 68,363 shares for the payment of $300,705 in dividends (Note 12(b)).

20.      COMPARATIVE FINANCIAL STATEMENTS

         Certain comparative figures have been restated for changes in accounting policies as discussed below and to confirm to the current period presentation (See Note 3(b)).

         As described in Note 3(b), the Company changed its reporting currency to Canadian dollars. As the Company changed its domicile it is reporting in accordance with Canadian generally accepted accounting principals and will also prepare United States generally accepted accounting principal statements.

21. REVISED FINANCIAL STATEMENTS

         As a result of events subsequent to March 2, 2005, management has withdrawn its previously issued financial statements and prepared revised financial statements based on information available to April 27, 2005 to reflect the following:

         a) Removed the going concern disclosure in Note 1 of the March 2, 2005 financial statements based on the completion of the sale of the Chestermere property for net proceeds of $5.1million that reduce its working capital deficiency (Note 17 (a)), finalized the terms of its credit facility on April 1, 2005 (Note 17(b)), obtained agreement from shareholders to subordinate their loans to the Company's bank (Note 11) and amended the terms of the long term debt (Note 10).

         b) Disclosed details of the Company's engagement with Haywood and the amended employment agreements.

         The previously issued financial statements and auditors' report dated March 2, 2005 were not made publicly available by management and were only issued to the Company's banker.

                                                                          ITEM 2
                                                             ASSURE ENERGY, INC.
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                    OF FINANCIAL CONDITION AND OPERATING RESULTS
                                            FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

OVERVIEW

This Management's Discussion and Analysis ("MD&A") dated April 27, 2005, is a review of the operating and financial activities of Assure Energy, Inc. (the "Company" or "Assure") and its subsidiaries for the year ended December 31, 2004. This MD&A should be read in conjunction with the audited consolidated financial statements and notes thereto of Assure for the years ended December 31, 2004 and 2003. Unless otherwise indicated, all dollar amounts in this MD&A are Canadian dollars and have been presented in accordance with Generally Accepted Accounting Principles.

Assure and its subsidiaries are engaged in the exploration, development and production of oil and natural gas in the Canadian provinces of Alberta, Saskatchewan and British Columbia. Additional information relating to the Company can be found on the website of the United States Securities and Exchange Commission at www.sec.gov. and on the website of the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

The Company's results of operations for the year ended December 31, 2004 include the accounts of Assure Oil & Gas Corp. ("Oil & Gas"), Westerra 2000 Inc. ("Westerra"), and Quarry Oil & Gas Ltd. ("Quarry"). Assure acquired 48.5% of Quarry, effective July 28, 2003, and increased its ownership in Quarry to 51.84%, effective June 30, 2004. Pursuant to a Plan of Arrangement, on December 17, 2004 Assure acquired 8,607,661 of the issued and outstanding common shares of Quarry not already owned by Assure for common shares of Assure on the basis of 0.360 of an Assure common share for each Quarry common share. The acquired Quarry shares were transferred to its wholly owned subsidiary, Assure Holdings Inc. ("AHI"), and AHI and Quarry amalgamated on December 17, 2004 pursuant to section 184(1) of the Alberta Business Corporation Act. The Company and AHI also amalgamated on December 17, 2004 pursuant to section 184(1) of the Alberta Business Corporation Act. All warrants to acquire Quarry common shares were cancelled.

The Company's results of operations for the year ended December 31, 2003 include the accounts of its wholly owned subsidiaries, Oil & Gas and Westerra, and its partially-owned subsidiary, Quarry from July 28, 2003. Assure effectively controlled Quarry's operations and, as a result, has included the accounts of Quarry on a consolidated basis at December 31, 2003. The interest of the remaining Quarry shareholders in Quarry's operations is recorded as minority interest in consolidated subsidiary in the December 31, 2003 consolidated financial statements.

The Company's financial results depend on many factors, including, but not limited to, commodity prices, exploration and development success, control of capital expenditures, and operating and overhead costs. These factors impact the Company's ability to obtain financing for its operations. Many of these factors are outside of Assure's control. See the "Business Risks" section of the MD&A for the year ended December 31, 2004.

Certain Measures in this MD&A do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles ("Canadian GAAP") such as cash flow from operations, and netback and therefore are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. There measures have been described and presented in this MD&A in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this MD&A as these measures are discussed and presented.

The following Management Discussion and Analysis may contain forward-looking statements. Forward-looking statements are based on current expectations that involve a numbers of risks and uncertainties which could cause actual events or results to differ materially from those reflected herein. Forward-looking statements are based on the estimates and opinions of management of the Company at the time the statements were made.

CHANGE IN REPORTING CURRENCY AND FOREIGN CURRENCIES

Most of the Company's operations are conducted by its Canadian subsidiaries in Canadian dollars. As only limited operations are conducted in United States dollars the Company adopted Canadian dollars as its reporting currency effective January 1, 2003. Comparative figures for the prior period have been restated using the current rate method of currency translation as though the Canadian dollar was the reporting currency in that period. The net effect of adopting Canadian dollars as the Company's reporting currency reduces the foreign currency fluctuations recorded as a result of translating the Company's Canadian subsidiaries into US dollars. As substantially all of the operations are now in Canada, management is of the opinion that the Canadian dollar will more accurately reflect the balance sheet and the net exposure in US dollars will be appropriately recognized through the income statement. The net exposure to the US dollar will primarily come from US dollar denominated accounts such as cash and trade payables. All numbers reported in these financial statements are stated in Canadian dollars unless otherwise denoted.

OVERALL PERFORMANCE

Revenues from oil and natural gas production, before deduction of royalties and operating costs, increased by $7,642,385 to $15,976,765 in 2004 from $8,334,380 in 2003.

Net revenue from oil and natural gas production, after deduction of royalties and operating costs, increased by $2,970,518 to $6,868,857 in 2004 from $3,898,339 in 2003.

The Company's net loss decreased by $8,747,204 to $3,662,782 in 2004 from $12,409,986 in 2003.

The Company's production increased by 28 boe/d to 1,118 boe/d in 2004 compared to 1,090 boe/d in 2003.

SELECTED ANNUAL INFORMATION

The table below sets out the Company's selected annual information for the years ended December 31, 2004, 2003 and 2002:

------------------------------------------------------------------------------------------

                                                      2004            2003            2002
------------------------------------------------------------------------------------------
OPERATIONS
Production:
Crude oil & NGL's (Bbl/d)                              715             696              36
Natural gas (Mcf/d)                                  2,417           2,361             860
Total (Boe/d)                                        1,118           1,090             179
Average sales prices:
Crude oil ($/Bbl)                             $      38.95    $      33.04    $      37.75
Natural gas ($/Mcf)                           $       6.53    $       6.23    $       4.33
Total ($/boe)                                 $      39.04    $      34.95    $      28.32
Royalty expense ($/ Boe)                      $      (8.34)   $      (5.88)   $      (5.27)
Operating expense ($/ Boe)                    $     (13.91)   $     (12.73)   $      (7.18)
Netback ($/ Boe)                              $      16.78    $      16.35    $      15.87
FINANCIAL
Revenues:
Crude oil & NGL's                             $ 10,195,428    $  4,390,809    $    490,686
Natural gas                                      5,781,337       3,943,571       1,359,327
------------------------------------------------------------------------------------------
                                                15,976,765       8,334,380       1,850,013
Royalty expenses                                (3,413,404)     (1,400,856)       (344,362)
Operating expenses                              (5,694,504)     (3,035,185)       (468,848)
------------------------------------------------------------------------------------------
Net revenue from oil and gas production          6,868,857       3,898,339       1,036,803
------------------------------------------------------------------------------------------
Net loss                                      $ (3,662,782)   $(12,409,986)   $ (1,239,574)
------------------------------------------------------------------------------------------
Net loss per share                            $      (0.18)   $      (0.77)   $      (0.04)
------------------------------------------------------------------------------------------
Cash flow from operations before changes
in working capital*                           $  2,176,012    $  1,387,785    $    (57,520)
------------------------------------------------------------------------------------------
Capital expenditures (disposal) including
acquisition of business                       $ 10,402,820    $ 16,453,788    $  5,478,451
------------------------------------------------------------------------------------------
Long term liabilities                         $  6,631,999    $ 11,461,096    $  1,112,121
------------------------------------------------------------------------------------------
Total assets                                  $ 39,082,134    $ 35,092,975    $ 11,297,589
------------------------------------------------------------------------------------------
Dividends (Preferred Shares)                  $    227,083    $    147,478    $         --
------------------------------------------------------------------------------------------

*Cash flow from operations is not a measure that has any standardized meaning prescribed by Canadian GAAP and is considered a non GAAP measure. Therefore this measure may not be comparable to similar measures presented by other issuers. This measure has been presented in this MD&A as additional information regarding the company's liquidity and ability to generate funds to finance its operations. Cash flow from operations is calculated by adding back non-cash items to earnings. This number is reconciled to the net income for the year in the consolidated statement of cash flows included in the consolidated financial statements

NGLs - natural gas liquids
Bbls/d - barrels of oil per day
Mcf/d - thousand cubic feet per day
Mmcf/d - million cubic feet per day
Boe/d - barrels of oil equivalent per day

(A boe conversion ratio of 6 mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead)

CHANGES IN ACCOUNTING POLICIES

Asset Retirement Obligations

The Company has adopted the new recommendation of the Canadian Institute of Chartered Accountants ("CICA") relating to accounting for asset retirement obligations effective January 1, 2003. This recommendation replaces the previous method of accounting for site restoration costs on an accrual basis. The Company has adopted the new standard on a retroactive basis in accordance with the CICA recommendations on Accounting Changes. Under the new standard, a liability for the fair value of environmental and site restoration obligations is recorded when the obligations are incurred and the fair value can be reasonably estimated. The obligations are normally incurred at the time the related assets are brought into production. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company's credit rating. The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. The accretion expense is recorded as an operating expense.

Stock-Based Compensation

Effective January 1, 2003, the Company adopted the recommendations of the CICA Handbook Section 3870 "Stock Based Compensation and Other Stock-Based Payments". This section was amended to require the expensing of all stock based compensation awards for fiscal years beginning after January 1, 2003. The Company has chosen to adopt the recommendation prospectively thereby recording the fair value of the stock options issued since January 1, 2003 in the income statement using the Black-Scholes option-pricing model.

Foreign Currency

Most of the Company's operations are conducted by its Canadian subsidiaries in Canadian dollars with the remainder conducted in United States dollars. The Company converts its United States dollar transactions using the current rate method of currency translation. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the rate of exchange in effect on the dates on which such items are recognized in income during the period. Unrealized foreign currency gains and losses are recognized in current period earnings.

The United States dollar amounts have been converted into Canadian dollar amounts for convenience purposes using either the average or the period end exchange rates shown below:

Twelve months ended December 31, 2004                           $1.2991
Twelve months ended December 31, 2003                           $1.3161
As at December 31, 2004                                         $1.2020
As at December 31, 2003                                         $1.2965
As at December 31, 2002                                         $1.5776

CRITICAL ACCOUNTING ESTIMATES

Amounts recorded for depreciation, depletion and amortization, asset retirement costs and obligations and amounts used for ceiling test and impairment calculations are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

RESULTS OF OPERATIONS

The Company's production and operating results for the year ended December 31, 2004 include the accounts of Quarry for the 350 day period ended December 16, 2004. For the comparable period in 2003, the Company's production and operating results include the accounts of Quarry for the period July 28, 2003 to December 31, 2003.

Production

For the year ending December 31, 2004 the average oil and NGLs production per day increased by 19 bbls/d to 715 bbls/d compared to 696 bbls/d for the comparable period in 2003. The increase in average oil production of 19 bbls/d for the year ending December 31, 2004 was primarily related to the Ribstone area which increased by 78 bbls/d over 2003. This increase was offset by natural declines in other areas with the largest declines of 36 bbls/d and 34 bbls/d coming from the Lloydminster area in Saskatchewan and the Chauvin area of Alberta. The remaining 11 bbls/d increase was attributed to other areas.

The Company's oil production from the Chauvin, Ribstone, Chestermere and Enchant areas of Alberta were 245 bbls/d, 243 bbls/d, 110 bbls/d and 32 bbls/d, respectively. The Company's Lloydminster area of Saskatchewan produced 59 bbls/d and 26 bbls/d were attributed to other areas.

For the year ending December 31, 2004 the average natural gas production per day increased by 56 mcf/d to 2,417 mcf/d compared to 2,361 mcf/d for the comparable period in 2003. The biggest increase came from the Currant area of British Columbia, which increased by 700 mcf/d. The Ansell, Haynes, and Lamond areas of Alberta increased by 65 mcf/d, 39 mcf/d, and 24 mcf/d, respectively with the remaining increase of 40 mcf/d from other areas. The Lloydminster area of Saskatchewan experienced the largest decrease, 423 mcf/d. The Enchant, Chestermere and Royce areas of Alberta decreased 170 mcf/d, 118 mcf/d, and 101 mcf/d respectively.

The Company's natural gas production includes 1,179 mcf/d and 330 mcf/d, respectively, from the West Currant and Rigel areas of British Columbia. Lloydminster in Saskatchewan produced 349 mcf/d of natural gas. The Enchant and Chestermere areas at production levels of 144 mcf/d and 133 mcf/d respectively, were the largest natural gas producing areas in Alberta. The remaining natural gas production of 282 mcf/d arose from other areas of Alberta. The production from West Currant was added at the end of March 2004 as a result of the Company's 2003/2004 winter drilling program.

Crude oil & NGLs production increased 12 bbls/d from 158 bbls/d in the fourth quarter of 2003 to 170 bbls/d in the fourth quarter of 2004. Natural gas production decreased 69 mcf/d from 589 mcf/d in the fourth quarter of 2003 to 520 mcf/d in the fourth quarter of 2004.

Prices

The average oil price realized by the Company in 2004 was $38.95 per barrel, an increase of 18% from $33.04 per barrel in 2003. Higher average prices for oil during 2004 compared to 2003 were the major contributing factor. All oil producing properties experienced a price increase in 2004 over 2003 except for the Caroline area, which saw its average oil price drop from $38.39 in 2003 to $33.78 in 2004.

The average natural gas price realized by the Company in 2004 was $6.53 per mcf, an increase of 5% from $6.23 per mcf in 2003. Similar to oil prices, average prices for natural gas were higher in 2004 compared to 2003.

The average oil price realized by the Company in the last quarter of 2004 was $35.11 per barrel, an increase of 22% from $28.75 per barrel in the last quarter of 2003.

The average natural gas price realized by the Company in the last quarter of 2004 was $6.28 per mcf, an increase of 15% from $5.47 per mcf in the last quarter of 2003.

Petroleum and natural gas sales

Revenues from oil and natural gas production, before deduction of royalties and operating costs, increased by $7,642,385 to $15,976,765 in 2004, due primarily to the inclusion of $6,644,873 from Quarry for 2004 ($10,659,254 December 31, 2004 less $4,014,381 August to December 2003) compared to $8,334,380 in 2003.

In the fourth quarter of 2004, revenues from oil and natural gas production, before deduction of royalties and operating costs, increased by $542,701 to $3,378,793 compared to $2,836,092 for the last quarter of 2003.

Royalties

Royalties increased from $1,400,856 or $5.88 per boe in 2003 to $3,413,404 or $8.34 per boe in 2004 due primarily to the inclusion of $1,440,075 from Quarry for 2004 ($1,985,395 December 31, 2004 less $545,320 August to December 2003).
Royalties as a percentage of revenues increased from 17% to 21%.

Royalties increased from $520,990 or $5.57 per boe in the last quarter of 2003 to $687,143 or $7.32 per boe in the last quarter of 2004.

Operating Costs

Operating costs increased by $2,659,319 to $5,694,504 in 2004 compared to $3,035,185 in 2003 primarily due to the inclusion of $2,978,261 from Quarry ($4,478,182 December 31, 2004 less $1,499,921, August to December 2003).
Operating costs increased by $155,125 in the last quarter of 2004 to $1,363,569 compared to $1,208,444 in the last quarter of 2003.

Operating costs on a boe basis increased by $1.18 per boe from $12.73 per boe in 2003 to $13.91 per boe in 2004. Operating costs were high due to work-over costs incurred to maintain and improve production from its properties in the Ribstone and Chauvin areas of Alberta.

Operating costs on a boe basis increased by $1.60 per boe from $12.92 per boe in the last quarter of 2003 to $14.52 per boe in the last quarter of 2004.

General and administrative expenses

General and administrative expenses increased $2,442,455 to $4,933,565 in 2004 partly due to the inclusion of $1,303,050 from Quarry for the year ended December 31, 2004 compared to $2,491,110 in 2003. Excluding the effect of Quarry, Assure O&G's general and administrative expenses increased by $1,514,301 reflecting the increase in the Company's level of activities and increased costs relating to its regulatory filings in the United States and its application to obtain a Canadian listing and related equity financings.

Interest expense

Interest expense decreased by $9,198 to $865,545 for the Company in 2004 compared to interest expense of $856,347 in 2003. Included in interest expense for 2003 is $250,014 in respect of warrants issued in conjunction with the US subordinated note payable. As well, interest on the US subordinated note payable decreased $183,176 compared to last year due to a principal reduction of US $1,260,000 on December 5, 2003 and quarterly principal repayments of US $162,000 on June 15 and September 15 of this year. The decrease due to the US subordinated note payable was offset by an increase of approximately $51,000 in interest expense on the Canadian note payable due to a timing difference on the interest expense accruals last year compared to 2004.

Interest expense increased by $10,105 to $178,955 in the fourth quarter of 2004 compared to $168,850 in the fourth quarter of 2003.

Depletion and depreciation

Depletion and depreciation expense decreased by $6,698,321 to $6,609,732 compared to $13,308,053 in 2003. The decrease was mainly due to the inclusion of $3,013,556 in 2004 from Quarry ($4,289,827 for 2004 less $1,276,271 for August to December 2003) which offset the reduction of $9,078,379 related to last year's ceiling test writedown. On a boe basis, depletion and depreciation was $16.15 per boe for the year ended December 31, 2004 compared to $55.81 per boe for the year ended December 31, 2003 which included last year's ceiling test writedown recorded as depletion. As well, additional natural gas reserves in West Currant added in the first half of 2004 reducing the depletion rate for 2004.

Depletion and depreciation expense decreased by $9,631,950 from $11,267,843 in the fourth quarter of 2003 to $1,635,893 in the fourth quarter of 2004. Excluding the ceiling test writedown of $9,078,379 recorded in the fourth quarter of 2003, depletion and depreciation expense decreased by $553,571 from $2,189,464 in the fourth quarter of 2003 to $1,635,893 in the fourth quarter of 2004. On a boe basis and excluding the ceiling test writedown, depletion and depreciation was $17.42 per boe for the fourth quarter of 2004 compared to $23.40 for the fourth quarter of 2003.

Foreign Exchange Gain (Loss)

Most of the Company's operations are conducted by its Canadian subsidiaries in Canadian dollars with the remainder conducted in United States dollars. The Company converts its United States dollar transactions using the current rate method of currency translation. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the rate of exchange in effect on the dates on which such items are recognized in income during the period. Unrealized foreign currency gains and losses are recognized in current period earnings.

In 2004, the Company realized a foreign exchange gain of $112,242 compared to a foreign exchange loss of $133,547 in 2003.

Income Taxes

As of February 6, 2004, the Company changed its domicile from Nevada to Alberta, the net operating loss carryforwards of approximately US $816,000 will no longer be available for use due to this change.

The Company and its wholly-owned subsidiaries have a net operating loss of approximately $2,330,000 (2003 - $931,273) under The Income Tax Act (Canada). These net operating losses can be carried back three years and forward seven to 10 years to offset future taxable income. The Company and its wholly owned subsidiaries have recorded a future tax recovery of $1,476,501 (2003 - $90,524) for 2004.

The net future tax liability results primarily from the difference in the tax basis and carrying value of property, plant and equipment.

Minority interest in consolidated subsidiary

Minority interest represents the minority interest share of the net loss of Quarry for the period ended December 16, 2004.

Equity Income

The equity income arises from Quarry's 39.77% interest in Keantha Holdings Inc., a private company.

Net loss and net loss per share

Assure recorded a net loss, after deduction of depletion and other non-cash items, of $3,662,782 or $0.18 per common share for the year ended December 31, 2004 compared to a net loss of $12,409,986 or $0.77 per common share for the same period in 2003.

In the fourth quarter, Assure recorded a net loss, after deduction of depletion and other non-cash items, of $963,679 or $0.05 per common share compared to a net loss of $9,667,477 or $0.60 per common share for the fourth quarter of 2003 which includes the ceiling test writedown. Excluding the ceiling test writedown of $9,078,379, the fourth quarter loss for 2003 was $589,098 or $0.04 per common share.

SUMMARY OF QUARTERLY RESULTS

                                                                       2004
                                              Q4                       Q3               Q2                 Q1
--------------------------------- ---------------- ------------------------ ---------------- ------------------
Net petroleum and natural gas
revenue                                $3,087,961               $3,902,164       $2,857,986         $2,715,250
Net loss                               $(963,679)               $(500,729)     $(1,092,742)       $(1,105,632)
Net loss per share - basic                $(0.05)                  $(0.02)          $(0.06)            $(0.06)
--------------------------------- ---------------- ------------------------ ---------------- ------------------


                                                                       2003
--------------------------------- ---------------- ------------------------ ---------------- ------------------
                                               Q4                       Q3               Q2                 Q1
--------------------------------- ---------------- ------------------------ ---------------- ------------------
Net petroleum and natural gas
revenue                                $2,836,745               $2,047,061         $895,369         $1,154,349
Net loss                             $(9,667,477)             $(1,538,633)       $(702,989)         $(500,887)
Net loss per share - basic                $(0.60)                  $(0.09)          $(0.04)            $(0.03)
--------------------------------- ---------------- ------------------------ ---------------- ------------------

The financial information for each of the quarters in the year ended December 31, 2003 has been restated into Canadian dollars using the translation of convenience method. Amounts previously reported in US Dollars have been translated into Canadian dollars using the average exchange rate for the year ended December 31, 2003 of Cdn $1.2991 for each US $1.00.

ACQUISITIONS

Effective June 30, 2004, the Company purchased 1,000,000 units (the "Units") of Quarry at a price of $0.75 per Unit for a total cost of $750,000. Each Unit consists of one common share and one warrant (a "Warrant"). Each Warrant entitled the holder to purchase one common share of Quarry at a price of $0.80 for a period of two years. Taking into account the issuance of the 1,000,000 common shares, Quarry had 15,276,340 common shares issued and outstanding. As a result, the Company owned and controlled a total of 7,919,900 common shares representing 51.84% of the issued and outstanding common shares of Quarry. The purchase price of $750,000 was allocated to the assets acquired and liabilities assumed based upon their fair values at the date of acquisition.

On November 10, 2004, Quarry completed a non-brokered private placement and issued 2,008,364 common shares at a price per share of $0.70 for gross proceeds of $1,405,855. Assure Holdings Inc., Quarry's largest shareholder, participated in the private placement, purchasing 757,143 common shares. These shares were subject to a four-month hold period, ending March 10, 2005. The proceeds raised from the private placement were used to retire certain debt obligations of Quarry. As a result, Assure held 8,677,043 common shares of Quarry, 50.2% of the outstanding common shares.

On December 17, 2004 the Company acquired 8,607,661 of the issued and outstanding common shares of Quarry not already owned by Assure for common shares of Assure on the basis of 0.360 of an Assure common share for each Quarry Oil & Gas Ltd. ("Quarry") common share. The acquired Quarry shares were transferred to its wholly owned subsidiary, Assure Holdings Inc. ("AHI"). AHI and Quarry amalgamated on December 17, 2004 pursuant to section 184(1) of the Alberta Business Corporation Act. All warrants to acquire Quarry common shares were cancelled.

FINANCIAL RESOURCES AND LIQUIDITY

During the year ended December 31, 2004, the Company's cash decreased by $4,515,745 compared to an increase of $2,708,864 in the prior year. The components of the change are set out below.

                                                                Year Ended December 31        Change
                                                                2004           2003
-------------------------------------------------------------------------------------------------------

Net income after adjustment for non-cash items             $  2,176,012    $  1,387,875    $    788,137
Reduction (increase) in working capital                         727,222       1,586,665        (859,443)
-------------------------------------------------------------------------------------------------------
Provided by operating activities                              2,903,234       2,974,540         (71,306)
Used in investing activities                                (10,402,820)    (16,453,788)      6,050,968
Provided by financing activities                              2,983,841      16,188,112     (13,204,271)
-------------------------------------------------------------------------------------------------------
Net change in cash                                         $ (4,515,745)   $  2,708,864    $ (7,224,609)
-------------------------------------------------------------------------------------------------------

Cash flow from operations

Cash flow from operations for the year ended December 31, 2004, after adjustment for non-cash items and before changes in working capital, increased by $788,137 to $2,176,012. The contribution to cash flows from an increase of $2,970,518 in revenues from oil and gas activities in 2004 was offset by higher general and administrative expenses. Cash flow from operations, after an increase of $727,222 in working capital, decreased by $71,306 from $2,974,540 for the 2003 year.

Cash flow provided by financing activities

During the year ended December 31, 2004, the Company issued 482,000 common shares at $4.73 (US $3.60) per share and 482,000 warrants to purchase common shares at US $4.00 per share (CDN $5.25 per share) under a private placement for total proceeds of $2,376,492 (US $1,735,200).

In November 2004, when still a partially-owned subsidiary of the Company, Quarry completed a non-brokered private placement raising cash proceeds of $796,409.

During the year, Quarry collected an outstanding loan from a former employee in the amount of $112,500.

Other sources of financing were $2,520,372 advances from shareholders, which are unsecured, non-interest bearing and have no fixed terms of repayment.

The Company reduced its demand bank loan by $1,650,000 and repaid the debenture of $1,250,000 which matured on November 1, 2004.

Cash flow used in investing activities

Cash flow of $12,554,802 was used in investing activities for the Company's capital expenditure program.

During the year ended December 31, 2004, Assure and its subsidiaries participated in drilling 9.35 wells, as follows:

      - six (five net) natural gas wells in Northeastern British Columbia. 2 wells were completed and tied-in, one well is currently being completed and is scheduled for tie in during the 3rd quarter of 2004 and the 2 remaining wells are scheduled for completion and tie in during the 4th quarter of 2004;

      -     one (0.25 net) natural gas well in Alberta that was abandoned;

      -     one (0.25 net) natural gas well in the Edson area of Alberta;

      -     three (3 net) heavy oil wells in the Lloydminster area of Alberta;

      - two natural gas wells in the Enchant area, one with a 35.625% working interest and the other with a 47.5% working interest.

In addition, the Company completed six 100% working interest oil wells in the Ribstone area of Alberta that had been drilled in 2003.

Assure has no commitments for capital expenditures other than exploration, drilling, completion and equipping expenditures to be incurred in the normal course of business. The Company anticipates that these expenditures will be funded out of existing capital resources.

The calculation of cash flow is disclosed on the Consolidated Statement of Cash Flows in the Consolidated Financial Statements.

Working Capital

The Company had a working capital deficiency of $14,110,781 at December 31, 2004, including payables and accrued liabilities of $8,269,333, the demand bank loan of $6,150,000, advances from shareholder of $2,520,372, current portion of long-term debt of $978,896 and interest payable of $11,245. Assure anticipates that it will be able to fund this deficiency out of cash flows from operations, bank borrowings, proceeds from the sale of the Chestermere property and new equity.

At December 31, 2003 the Company had a working capital deficiency of $7,199,436, including payable and accrued liabilities of $5,801,845, the debenture payable of $1,250,000, the demand bank loan of $7,800,000 and the current portion of long-term debt of $830,105.

Demand Bank Loan - Assure

Effective November 15, 2004, the Company had available a $6,550,000 (December 31, 2004 $6,400,000) revolving operating demand loan facility with a Canadian chartered bank. The facility reduces by $75,000 per month commencing November 30, 2004 and reduces by $275,000 per month commencing January 31, 2005. The loan bears interest at the bank's prime rate, which was 4.25% at December 31, 2004, plus 1.5% interest subject to a standby fee of 0.125% per annum. The Company also had available, a $1,200,000 non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate, which was 4.25% at December 31, 2004, plus 1.5% subject to a drawdown fee of 0.375% (acquisition) or 0.50% (development) and a standby fee of 0.125% per annum. The facilities are secured by a $20 million debenture over all the assets of the Company. These facilities will be reviewed no later than April 30, 2005.

As at December 31, 2004, the Company had drawn down $5,700,000 (2003 - $7,800,000) against these facilities and this amount has been classified as a current liability.

Under the credit facility agreement with the bank, the Company is subject to certain covenants. As at December 31, 2004, the Company was not in compliance with the covenant requiring it to maintain an adjusted working capital ratio of not less than 1 to 1. The bank has not demanded payment of the loan as a result of this covenant violation and has provided a waiver for the working capital covenant at December 31, 2004 (see Subsequent event note b).

Demand Bank Loan - Oil & Gas

As at December 31, 2004, the Company had available, through its wholly owned subsidiary Oil & Gas a $1,200,000 revolving, operating demand loan facility with a Canadian chartered bank. The loan bears interest at the bank's prime rate, which was 4.25% at December 31, 2004, plus 1.0% interest subject to a standby fee of 0.125% per annum. The Company also had available through Oil & Gas a $450,000 non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate, which was 4.25% at December 31, 2004, plus 1.25% subject to a drawdown fee of 0.25% (acquisition) or 0.50% (development) and a standby fee of 0.125% per annum. The facilities are secured by a $10 million debenture over all the assets of Oil & Gas and a $10 million guarantee from Assure and Westerra. These facilities will be reviewed no later than April 30, 2005.

As at December 31, 2004, Oil & Gas had drawn down $450,000 (2003 - $ nil) against these facilities and this amount has been classified as a current liability.

Under the credit facility agreement with the bank, the Company is subject to certain covenants. As at December 31, 2004, the Company was not in compliance with the covenant requiring it to maintain an adjusted working capital ratio of not less than 1 to 1. The bank has not demanded payment of the loan as a result of this covenant violation and has provided a waiver for the working capital covenant at December 31, 2004 (see Subsequent event note b).

COMMITMENTS AND CONTINGENCIES

Litigation

The Company is currently involved in litigation with a former officer of Quarry who is claiming $240,000 in respect of termination and severance pay. The Company is contesting this claim and has not accrued any amounts for this litigation. Examinations for discovery have occurred and the matter is currently in abeyance as of December 31, 2004 as the plaintiff has not moved the litigation forward.

Employment Agreements

The Company currently has employment agreements with three employees ("Employees") of the Company. The employment agreements specify that the Employees are entitled to lump sum payments in the event that the Company is sold.

In the ordinary course of business, the Company and its subsidiaries enter into contracts which contain indemnification provisions, such as loan agreements, purchase contracts, service agreements, licensing agreements, asset purchase and sale agreements, joint venture agreements, operating agreements, leasing agreements, land use agreements etc. In such contracts, the Company may indemnify counterparties to the contracts if certain events occur. These indemnification provisions vary on an agreement by agreement basis. In some cases, there are no pre-determined amounts or limits included in the indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the maximum potential future amount that the Company could be required to pay cannot be estimated.

CONTRACTUAL OBLIGATIONS

Description                            Total         2005          2006        2007        2008          2009
----------------------------------------------------------------------------------------------------------------
Operating Leases (note 1)            $  208,454   $  113,424   $   87,720   $    7,310   $       --   $       --
Note Payable (note 2)                   800,000      200,000      200,000      200,000      200,000           --
Subordinated Note Payable (note 3)    3,310,308      778,896      778,896      778,896      778,896      194,724
                                     ---------------------------------------------------------------------------
Total Contractual Obligations        $4,318,762   $1,092,320   $1,066,616   $  986,206   $  978,896   $  194,724
                                     ===========================================================================

(1) Effective August 1, 2004, the Company entered into a new lease for the rental of office space for the period to January 31, 2007. The Company is committed to payments of $87,720 per annum for rent plus a proportionate share of operating costs. The Company has also entered into a sublease that expires December 31, 2005. The Company is committed to payments of $25,704 per annum for rent plus a proportionate share of operating costs.

(2) The Company's long-term debt consists of a six-year note payable (the "Note Payable") issued by its wholly owned subsidiary Oil & Gas in the principal amount of $800,000 (December 31, 2003 - $1,000,000) and a six-year Subordinated Promissory Note Payable (the "Subordinated Note") in the principal amount of US $2,754,000, equivalent to Canadian $3,310,308 (December 31, 2003 - US $3,240,000, equivalent to Canadian $4,200,700).

The Note Payable was issued on December 28, 2002 and matures on December 28, 2008. The note accrues interest at 7.5% per annum. Quarterly payments of principal and interest are due on March 28, June 28, September 28 and December
28. The note is subordinated to all present and future bank debt of Oil & Gas and its subsidiaries.

(3) The Subordinated Note was issued on March 15, 2003, as amended on December 5, 2003, and matures on March 15, 2009. The note accrues interest at 7.75% per annum. Quarterly payments of principal and interest are due and payable in US dollars on March 15, June 15, September 15 and December 15. The note is unsecured and is subordinated to all present and future bank debt of the Company and its subsidiaries. In connection with the issuance of the Subordinated Note, the Company issued 450,000 common stock purchase warrants to purchase an equal number of the Company's common stock with an exercise price of $3.73 (US $3.10) per share. These common stock purchase warrants may be exercised at any time during the five years commencing July 1, 2003.

TRANSACTIONS WITH RELATED PARTIES

Quarry Oil & Gas Ltd.

Effective June 30, 2004, Assure acquired 1,000,000 common shares of Quarry, comprising part of the Units issued under a private placement. On November 1, 2004, Assure advanced $1,250,000 to Quarry. This amount is unsecured, non-interest bearing and without fixed or agreed repayment terms. Quarry used these funds to repay the debenture, which matured on November 1, 2004 (See Note
8). On November 10, 2004, Assure participated in a non-brokered private placement and acquired 757,143 common shares of Quarry at $0.70. As a result, Assure directly holds a total of 8,677,043 common shares representing 50.2% of the total issued and outstanding common shares of Quarry. Effective December 17, 2004 the Company through its wholly owned subsidiary acquired the remaining 49.79% outstanding common shares of Quarry, as disclosed in note 2.

Other

Included in accounts receivable is $249,938 and included in accounts payable is $377,339 due to companies controlled by a director of the Company appointed on December 17, 2004. These accounts receivable and payable arise as the Company and this director share an interest in oil and gas properties that the Company operates.

All related party transactions have been recorded at the agreed to exchange amount, which reflects fair value.

Financial Instruments

Financial Instruments of the Company consist of cash, accounts receivable, income taxes payable, accounts payable and accrued liabilities, due to shareholders, debenture payable, long term debt and bank loans. The fair value of these financial instruments approximates their carrying value. It is management's opinion that the Company is not exposed to significant risks associated with these financial instruments, other than foreign exchange fluctuation on a portion of the long term debt.

BUSINESS RISKS

Operating risks and Insurance Coverage

 Our business involves a variety of operating risks, including:

      o     Blowouts, cratering and explosions;
      o     Mechanical problems;
      o     Uncontrolled flows of oil, natural gas or well fluids;
      o     Fires;
      o     Formations with abnormal pressures;
      o     Pollution and other environmental risks; and
      o     Natural disasters

The operation of our natural gas gathering and pipeline systems also involves various risks of explosions and environmental hazards caused by pipeline leaks and ruptures. The location of pipelines near populated areas, including residential areas, commercial business centers and industrial sites, could increase these risks. Any of these events could result in loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial losses to us. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks and losses. The occurrence of any of these events not fully covered by insurance could have a material adverse effect on our financial position and results of operations.

Commodity Pricing and Risk Management Activities

Our revenues operating results, financial condition and ability to borrow funds or obtain additional capital depend substantially on prevailing prices for natural gas and oil. Declines in oil and gas prices may materially adversely affect our financial condition, liquidity, ability to obtain financing and operating results. Lower oil and gas prices also may reduce the amount of oil and gas that we can produce economically. Historically, oil and gas prices and markets have been volatile, with prices fluctuating widely, and they are likely to continue to be volatile. Depressed prices in the future would have a negative impact on our future financial results. In particular, substantially lower prices would significantly reduce revenue and could potentially impact the outcome of our annual impairment test.

The majority of our production is sold at market responsive prices. Generally, if the commodity indexes fall, the prices that we receive for our production will also decline. Therefore, the amount of revenue that we realize is partially determined by factors beyond our control. However, management may mitigate this price risk with the use of financial instruments.

Environmental Regulations

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. These costs are accrued based on estimates of reserves and future costs. Any changes in these will affect future earnings. Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company's cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one-quarter or year.

SEASONALITY TREND INFORMATION

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing properties located in swampy terrain are only accessible during winter months. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and increased consumer demand or changes is supply during certain months of the year may influence the commodity prices.

SUBSEQUENT EVENTS

a)       Chestermere Sale

Subsequent to year end the Company completed a sale effective January 1, 2005 for the Chestermere property for gross proceeds of $5.5 million.

b)       Bank loan

On March 7, 2005, the Company, signed a term sheet outlining the terms and conditions of proposed financing to replace the existing bank loan. Subject to certain credit approval conditions, the Company will have available a $7,100,000 revolving operating demand loan facility with a Canadian chartered bank. The loan will bear interest at the bank's prime rate, which was 4.25% at March 7, 2005, plus 2% interest subject to a standby fee of 0.125% per annum. The Company will also have available, a $2,700,000 non-revolving development demand loan facility at the same bank with interest payable at the bank's prime rate, which was 4.25 % at March 7, 2005, plus 2.5% subject to a drawdown fee of 1% a standby fee of 0.125% per annum. This facility is subject to completion of the bank's credit approval process. The facilities will be secured by a $10 million debenture over all the assets of Oil & Gas, a $10 million guarantee from Assure and Westerra, and a $40 million supplemental debenture over the major producing petroleum and natural gas reserves of Assure, Oil & Gas, and Westerra. These facilities will be reviewed by July 15, 2005 and upon the Company's fiscal year end December 31, 2005, and not later than April 30, 2006. This new facility would replace both the Company's and Oil & Gas' facilities described in Note 9. A commitment fee in the amount of $500,000 is also payable upon delivery of a commitment to the Company, payable in monthly payments of $100,000 per month commencing April 1, 2005. An earnest fee in the amount of $50,000 will also be payable on April 1, 2005.

The credit approval conditions were approved on April 1, 2005 and the credit facilities are in place as of that date.

c) Engagement of Financial Advisor and Amendment of Employment Agreementsp
On April 21, 2005 the Company engaged the services of Haywood Securities Inc. ("Haywood") a TSE member firm, as its exclusive financial advisor to assist the Company in evaluating strategic alternatives to maximize shareholder value. In the event that such alternatives result in a merger, takeover or business combination (the "Transaction") with another company, Haywood would earn a commission equivalent to 0.9% of the Transaction value. On April 25, 2005 the Company amended its employment agreements such that in the event of a Transaction the Company's President and two Vice Presidents are entitled to receive severance pay of approximately $600,000 in the aggregate. As part of this amendment, 3 employees of the Company were granted a total of 510,000 stock options, exercisable at $1.25 Cdn for 1 year from the date of grant.

                                                                          ITEM 3

    Assure Energy, Inc., files Audited Financial Statements and Statement of
                 Reserves Data and other Oil & Gas Information

CALGARY, ALBERTA, May 4, 2005

Assure Energy, Inc. (OTCBB:ASURF) (FWB:ASL) (WKN 357954) ("Assure" or the "Company") announces that it has filed its Audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended December 31, 2004. In addition, the Company has filed its Statement of Reserves Data and other Oil & Gas Information pursuant to National Instrument 51-101 of the Canadian Securities Administrators. The above filings are available for review at www.sedar.com.

Assure is a junior oil and gas company with operations in British Columbia, Alberta and Saskatchewan. Assure maintains a high working interest in its properties and operates over 90% of its production.

Assure Energy, Inc. Harvey Lalach President (403) 266-4975

Email: hlalach@assure-energy.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, which are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks defined in this document and in statements filed from time to time with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by, or on behalf of, the Company, are expressly qualified by these cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

                                                                          ITEM 4

                     NI 51-101F1 STATEMENT OF RESERVES DATA

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated as follows. The effective date of the Statement is December 31, 2004 and the preparation date of the Statement is April 26, 2005.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon an evaluation by Sproule Associates Limited. ("Sproule") with an effective date of December 31, 2004 contained in the Sproule Report dated February 28, 2005. The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of the Corporation and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Sproule Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101. The Corporation engaged Sproule to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of the Corporation's reserves are located in Canada and, specifically, in the provinces of Alberta, British Columbia and Saskatchewan.

The Report of Management and Directors on Oil and Gas Disclosure and the Report on Reserves Data by the independent qualified reserves evaluator are attached hereto as Appendices A and B, respectively.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf equals 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

Reserves and Future Net Revenue

The following is a summary of the oil and natural gas reserves and the value of future net revenue of Assure Energy, Inc. ("Assure") as evaluated by Sproule Associates Limited ("Sproule"). The pricing used in the forecast and constant price evaluations is set forth in the notes to the tables.

All evaluations of future revenue are after the deduction of future income tax expenses, unless otherwise noted in the tables, royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenue contained in the following tables do not necessarily represent the fair market value of the Corporation's reserves. There is no assurance that the forecast price and cost assumptions contained in the Sproule Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the Sproule Report. The recovery and reserves estimates on the Corporation's properties described herein are estimates only. The actual reserves on the Corporation's properties may be greater or less than those calculated.

Assure Energy Inc.
--------------------------------------------------------------------------------
Sproule Associates Limited

                              OIL AND GAS RESERVES
                       BASED ON CONSTANT PRICES AND COSTS

                       (Note: All Reserves are in Canada)

                                  Light and Medium        Heavy Oil            Natural Gas          Natural Gas
                                        Oil                                                           Liquids
                                 -----------------------------------------------------------------------------------
                                  Gross      Net       Gross       Net       Gross      Net       Gross       Net
                                 (mbbl)     (mbbl)    (mbbl)     (mbbl)     (mmcf)     (mmcf)    (mbbl)     (mbbl)
Proved Developed Producing
     Total                       1,380.1    1,153.0      39.9       33.7    3,630.0    2,741.0      60.2       41.2
Proved Developed Non-Producing
     Total                          35.1       35.0       0.0        0.0      318.0      250.0       4.4        3.1
Proved Undeveloped
     Total                           5.3        4.9       0.0        0.0      772.0      572.0      11.5        8.4
                                 --------  ---------  --------   --------   --------  ---------  --------   --------
Total Proved
     Total                       1,420.4    1,192.9      39.9       33.7    4,721.0    3,561.0      76.1       52.7
Total Probable
     Total                         650.4      547.1      32.2       27.6    3,814.0    2,850.0      54.0       38.7
                                 --------  ---------  --------   --------   --------  ---------  --------   --------
Total Proved Plus Probable
     Total                       2,070.8    1,740.0      72.0       61.3    8,536.0    6,411.0     130.1       91.5
                                 -----------------------------------------------------------------------------------

                    NET PRESENT VALUES OF FUTURE NET REVENUE
                       BASED ON CONSTANT PRICES AND COSTS

             (Note: All Net Present Values are in Canadian dollars)

                                         Before Deducting Income Taxes             After Deducting Income Taxes
                                            Discounted At (%/year)                    Discounted At (%/year)
                                    ----------------------------------------  ----------------------------------------
                                      0%      5%      10%     15%     20%       0%      5%     10%      15%     20%
                                     (M$)    (M$)     (M$)    (M$)    (M$)     (M$)    (M$)    (M$)    (M$)     (M$)
                                    ------- -------- ------- ------- -------  ------- ------- ------- -------- -------
Proved Developed Producing
     Total                          24,703   20,961  18,436  16,584  15,153   24,545  20,808  18,288   16,441  15,013
Proved Developed Non-Producing
     Total                           2,190    1,468   1,059     806     638    2,190   1,468   1,059      807     639
Proved Undeveloped
     Total                           1,837    1,588   1,377   1,196   1,039    1,826   1,574   1,362    1,180   1,024
                                    ------- -------- ------- ------- -------  ------- ------- ------- -------- -------
Total Proved
     Total                          28,731   24,016  20,872  18,587  16,830   28,560  23,849  20,709   18,428  16,675
Total Probable
     Total                          22,139   17,125  13,881  11,583   9,874   15,183  11,698   9,434    7,821   6,615
                                    ------- -------- ------- ------- -------  ------- ------- ------- -------- -------
Total Proved Plus Probable
     Total                          50,870   41,141  34,753  30,170  26,703   43,744  35,547  30,143   26,249  23,291
----------------------------------------------------------------------------------------------------------------------

                            TOTAL FUTURE NET REVENUE
                                 (UNDISCOUNTED)
                       BASED ON CONSTANT PRICES AND COSTS

                             AS OF DECEMBER 31, 2004

                   (Note: All values are in Canadian dollars)

                                                                                                                 Future
                                                                          Future       Net                        Net
                                                                       Abandonment   Revenue                    Revenue
                                                                           and        Before                     After
                                             Operating    Development  Reclamation    Income       Income        Income
                    Revenue     Royalties      Costs        Costs         Costs        Taxes        Taxes        Taxes
                      (M$)         (M$)         (M$)         (M$)         (M$)          (M$)         (M$)         (M$)
Total Proved
     Total           75,444       14,150       28,865       2,057         1,641        28,731        170         28,560
Total Proved
Plus Probable
     Total          123,301       23,657       43,305       3,759         1,709        50,870       7,126        43,744

Assure Energy Inc.
--------------------------------------------------------------------------------
Sproule Associates Limited

                     FUTURE NET REVENUE BY PRODUCTION GROUP
                      BASED UPON CONSTANT PRICES AND COSTS
                             AS OF DECEMBER 31, 2004

             (Note: All Future Net Revenues are in Canadian dollars)

                                                                                                  Future Net Revenue
                                                                                                 Before Income Taxes
                                                                                                    (Discounted at
                                                               Production Group                       10%/Year)
                                                                                                         (M$)
                                                     --------------------------------------     -----------------------
Total Proved                                         Light and medium crude oil                                 11,483
                                                     Heavy oil                                                     110
                                                     Associated gas and non-associated gas                       9,279
Total Proved Plus Probable                           Light and medium crude oil                                 16,998
                                                     Heavy oil                                                     158
                                                     Associated gas and non-associated gas                      17,597

                              OIL AND GAS RESERVES
                       BASED ON FORECAST PRICES AND COSTS

                       (Note: All Reserves are in Canada)

                            Light and Medium
                                   Oil                  Heavy Oil              Natural Gas         Natural Gas Liquids
                           --------------------    --------------------    --------------------    ---------------------
                            Gross        Net        Gross        Net        Gross        Net        Gross         Net
                           (mbbl)      (mbbl)      (mbbl)      (mbbl)      (mmcf)      (mmcf)      (mbbl)       (mbbl)
                           --------    --------    --------    --------    --------    --------    --------     --------
Proved Developed
  Producing
     Total                 1,452.3     1,212.4        41.0        35.0     3,514.0       2,652        57.6         39.7
Proved Developed
  Non-Producing

     Total                    32.6        32.6         0.0         0.0       318.0       250.0         4.4          3.1
Proved Undeveloped
     Total                     5.3         4.9         0.0         0.0       772.0       572.0        11.5          8.4
                           --------    --------    --------    --------    --------    --------    --------     --------
Total Proved
     Total                 1,490.1     1,249.9        41.0        35.0     4,604.0     3,474.0        73.5         51.2
Total Probable
     Total                   727.3       612.3        23.8        20.7     3,836.0     2,858.0        55.5         39.7
                           --------    --------    --------    --------    --------    --------    --------     --------
Total Proved Plus
  Probable
     Total                 2,217.4     1,862.1        64.8        55.7     8,440.0     6,331.0       129.0         91.0
                           --------    --------    --------    --------    --------    --------    --------     --------

                    NET PRESENT VALUES OF FUTURE NET REVENUE
                       BASED ON FORECAST PRICES AND COSTS

             (Note: All Net Present Values are in Canadian dollars)


                                         Before Deducting Income Taxes              After Deducting Income Taxes
                                             Discounted At (%/year)                    Discounted At (%/year)
                                      0%      5%      10%     15%      20%      0%       5%     10%     15%      20%
                                     (M$)    (M$)     (M$)    (M$)     (M$)    (M$)     (M$)    (M$)    (M$)     (M$)
Proved Developed Producing
     Total                          27,055  23,862   21,491  19,652   18,177  26,886   23,695  21,327  19,491   18,019
Proved Developed Non-Producing
     Total                          1,752   1,174     853     656      526    1,616    1,049    736     547      425
Proved Undeveloped
     Total                          1,672   1,456    1,271   1,112     972     965      776     616     479      361
                                    ------- -------  ------- -------  ------- -------  ------- ------- -------  -------
Total Proved
     Total                          30,478  26,493   23,616  21,419   19,675  29,467   25,520  22,679  20,517   18,805
Total Probable
     Total                          20,219  15,529   12,623  10,607   9,120   14,197   10,663  8,512   7,026    5,934
                                    ------- -------  ------- -------  ------- -------  ------- ------- -------  -------
Total Proved Plus Probable
     Total                          50,697  42,022   36,239  32,027   28,795  43,664   36,182  31,191  27,544   24,738

Assure Energy Inc.
--------------------------------------------------------------------------------
Sproule Associates Limited

                            TOTAL FUTURE NET REVENUE
                                 (UNDISCOUNTED)
                       BASED ON FORECAST PRICES AND COSTS

                   (Note: All values are in Canadian dollars)

                                                                                     Future                    Future
                                                                                      Net                       Net
                                                                       Abandonment   Revenue                   Revenue
                                                                           and       Before                    After
                                             Operating    Development  Reclamation   Income       Income       Income
                    Revenue     Royalties      Costs        Costs         Costs        Taxes        Taxes        Taxes
                      (M$)         (M$)         (M$)         (M$)         (M$)          (M$)         (M$)         (M$)
                   -----------  -----------  -----------  -----------  ------------  -----------  -----------  -----------
Total Proved
     Total           82,049       14,770       32,819       2,059         1,923        30,478       1,011        29,467
Total Proved
Plus Probable
     Total          133,379       24,501       52,298       3,761         2,123        50,697       7,033        43,664

                     FUTURE NET REVENUE BY PRODUCTION GROUP
                       BASED ON FORECAST PRICES AND COSTS

             (Note: All Future Net Revenues are in Canadian dollars)

                                                                                                  Future Net Revenue
                                                                                                 Before Income Taxes
                                                                                                    (Discounted at
                                                               Production Group                       10%/Year)
                                                                                                         (M$)
                                                     --------------------------------------     -----------------------
Total Proved                                         Light and medium crude oil                                 14,926
                                                     Heavy oil                                                     369
                                                     Associated gas and non-associated gas                       8,321
Total Proved Plus Probable                           Light and medium crude oil                                 20,359
                                                     Heavy oil                                                     462
                                                     Associated gas and non-associated gas                      15,418

Notes to Reserves Data Tables

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the Sproule Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions is set forth below.

         Reserve Categories

         Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

         o analysis of drilling, geological, geophysical and engineering data;

         o the use of established technology; and

         o specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Assure Energy Inc.
--------------------------------------------------------------------------------
Sproule Associates Limited

(b) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

         Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

         Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

         (i) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainly.

         (ii) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(e) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(f) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

Assure Energy Inc.
--------------------------------------------------------------------------------
Sproule Associates Limited

3. The Alberta royalty tax credit ("ARTC") is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. The Corporation qualifies for the maximum ARTC.

4. Reasonable estimated future abandonment costs have been included by Sproule in determining the aggregate future net revenue for existing and future reserves wells. No allowance was made by Sproule for well abandonment costs of non- reserves wells, site reclamation of well sites and the abandonment and reclamation of pipelines and production facilities.

5. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

6. The extent and character of all factual data supplied to Sproule were accepted by Sproule as represented. No field inspections were conducted.

7. The product prices used in the constant price and cost evaluations in the Assure Report were as follows:

         Oil:                       Edmonton Par              46.51 $/stb
                                    Hardisty Bow River        24.15 $/stb
         Natural Gas:               Alberta AECO-C             6.75 $/Mcf
                                    BC Index                   6.68 $/Mcf
         Natural Gas By-Products:   Propanes                  36.11 $/bbl
                                    Butanes                   39.78 $/bbl
                                    Pentanes Plus             51.80 $/bbl

8. The pricing assumptions used in the Sproule Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below. Sproule is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

                                                                    Pentanes     Butanes
                                                                    Plus FOB      F.O.B
                                                                   Field Gate  Field Gate   Inflation     Exchange
                    Light and Medium Crude Oil       Natural Gas   ($Cdn/bbl)  ($Cdn/bbl)      Rate         Rate
               ------------------------------------------------------------------------------------------------------
                   [WTI      [Edmonton    [Cromer
                 Cushing     Par Price     Medium     [AECO Gas    [AECO Gas   [FOB Field
                 Oklahoma     400 API   29.3(0) API     Price         Price        Gate
                ($US/bbl)]  ($Cdn/bbl)] ($Cdn/bbl)]   ($Cdn/MMBtu) ($Cdn/bbl)]  ($Cdn/bbl)]   %/year      $US/$Cdn
               ----------- ------------  ------------ ----------- ------------  ------------  ---------  ------------
Year

Historical
2001              25.94        39.06       31.56         6.23        42.46        27.93        2.0         0.646
2002              26.09        40.12       35.46         4.04        40.80        25.39        2.7         0.637
2003              31.14        43.23       37.53         6.66        44.16        34.55        2.5         0.716
2004              41.41        52.91       45.72         6.87        53.90        41.38        2.5         0.770

Forecast

2005              44.29        51.25       44.53         6.97        52.49        38.20        2.5         0.840
2006              41.60        48.03       41.87         6.66        49.19        34.01        2.5         0.840
2007              37.09        42.64       37.27         6.21        43.67        30.20        2.5         0.840
2008              33.46        38.31       33.43         5.73        39.23        27.13        2.5         0.840
2009              31.84        36.36       31.70         5.37        37.24        25.75        1.5         0.840
Thereafter                                           Various Escalation Rates

Assure Energy Inc.
--------------------------------------------------------------------------------
Sproule Associates Limited

                          RECONCILIATION OF COMPANY NET
                       RESERVES BY PRINCIPAL PRODUCT TYPE
                  BASED ON [FORECAST/CONSTANT] PRICES AND COSTS

The following table sets forth a reconciliation of the changes in Assure's light and medium crude oil, heavy oil and associated and non-associated gas (combined) reserves as at December 31, 2004 against such reserves as at December 31, 2003 based on the constant price and cost assumptions set forth above:

                          Light and Medium Oil                    Heavy Oil                     Associated and Non-Associated Gas
                ---------------------------------------- -----------------------------------   -------------------------------------
                                              Net                                      Net                                Net
                                              Proved                                   Proved                             Proved
                                     Net      Plus                             Net     Plus                       Net     Plus
                                     Proved   Probable                         Proved  Probable                   Proved  Probable
                    Net     Net      Plus     Plus        Net        Net       Plus    Plus     Net      Net      Plus    Plus
                    Proved  Probable Probable Possible   Proved      Probable  ProbablePossible Proved   Probable ProbablePossible
                    (mbbl)  (mbbl)   (mbbl)   (mbbl)     (mbbl)      (mbbl)    (mbbl)  (mbbl)   (mcf)    (mcf)    (mcf)   (mmcf)
--------------- ----------- -------- ---------- -------- ----------- -------- -------  -----  -------- --------- --------- ---------
Canada
At December
31, 2003           1,167.0    547.1    1,714.1        -       115.3     30.0   145.3     -    1,282.0   1,476.0   2,758.0         -
  Extensions             -        -          -        -           -        -       -     -          -   1,111.0   1,111.0         -
  Improved
   Recovery              -        -          -        -           -        -       -     -          -         -         -         -
  Technical
   Revisions         237.7     65.2      302.9        -      (70.0)     (9.3) (79.3)     -    1,626.7    (429.0)  1,197.7         -
  Discoveries            -        -          -        -           -        -       -     -      420.7     302.0     722.7         -
  Acquisitions           -        -          -        -           -        -       -     -          -         -         -         -
  Dispositions           -        -          -        -           -        -       -     -          -         -         -         -
  Economic
   Factors               -        -          -        -           -        -       -     -          -         -         -         -
  Production       (154.9)        -    (154.9)        -      (10.3)        -  (10.3)     -    (655.4)         -   (655.4)         -
                   -------    -----    -------  -------        ----     ----    ----          -------   -------   -------      -----
At December
31, 2004           1,249.8    612.3    1,862.1        -        35.0     20.7    55.7     -    2,674.0   2,460.0   5,134.0         -
                   -------    -----    -------  -------        ----     ----    ----          -------   -------   -------      -----

The following table sets forth changes between future net revenue estimates attributable to net proved reserves as at December 31, 2003 against such reserves as at December 31, 2004.

RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE DISCOUNTED
           AT 10% PROVED RESERVES BASED ON CONSTANT PRICES AND COSTS

                                                                                    Before tax           After tax
                                                                                       2004                2004
                                                                                       (M$)                (M$)
                                                                                ------------------- --------------------
Canada
    Estimated Future Net Revenue at December 31, 2003                                       23,556               20,310
      Sales and Transfers of Oil and  Gas Produced, Net of Production Costs
      and       Royalties                                                                  (6,869)              (6,869)
      Net Change in Prices, Production Costs and Royalties Related to Future
      Production                                                                               305                  305
      Changes in Previously Estimated Future Development Costs                             (2,499)              (2,499)
      Changes in Estimated Future Development Costs                                        (2,024)              (2,024)
      Extensions and Improved Recovery                                                           -                    -
      Discoveries                                                                              976                  976
      Acquisitions of Reserves                                                                   -                    -
      Dispositions of Reserves                                                                   -                    -
      Net Change Resulting from Revisions in Quantity Estimates                              5,202                5,202
      Accretion of Discount                                                                  1,548                1,548
      Net Change in Income Taxes for Current Period                                              -                1,159
      Net Change in Income Taxes for Future Forecast                                             -                1,924
      Miscellaneous Changes                                                                    677                  677
                                                                                ------------------- --------------------
    Estimated Future Net Revenue at December 31, 2004                                       20,872               20,709
------------------------------------------------------------------------------- ------------------- --------------------

Assure Energy Inc.
--------------------------------------------------------------------------------
Sproule Associates Limited

Undeveloped Reserves

The following table sets forth the volumes of proved undeveloped reserves that were attributed for each of Assure's product types for the most recent five financial years

                              Light and Medium        Heavy Oil              Natural Gas Oil
                              & NGL's (mbbl)          (mbbl)                     (mmcf)
2000                               1,169.0                   -                    570.0
2001                                558.0                    -                    85.0
2002                                361.0                  13.2                   452.0
2003                                139.8                    -                    165.0
2004                                 13.3                    -                    572.0

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated reserves. Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

The following table sets forth the volumes of probable undeveloped reserves that were attributed for each of Assure's product types for the most recent five financial years and in the aggregate before such time:

                              Light and Medium        Heavy Oil              Natural Gas Oil
                              & NGL's (mbbl)          (mbbl)                     (mmcf)
2000                                588.0                    -                    346.0
2001                                483.0                    -                    175.0
2002                                480.9                  43.0                  2,123.0
2003                                673.1                  30.0                  2,071.0
2004                                652.0                  20.7                  2,858.0

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

These reserves will continue to be evaluated to identify drilling prospects in the Company's core areas.

Future Development Costs

The following table sets forth development costs deducted in the estimation of the Corporation's future net revenue attributable to the reserve categories noted below:

                            FUTURE DEVELOPMENT COSTS

                                                                                     Total Proved      Total Proved
                                                 Total Proved      Total Proved     Plus Probable      Plus Probable
                                                Estimated Using   Estimated Using   Estimated Using    Estimated Using
                                                Constant Prices   Forecast Prices   Constant Prices    Forecast Prices
                                                  and Costs         and Costs         and Costs          and Costs
                                                    (M$)              (M$)               (M$)              (M$)
                                               ----------------  ----------------  ----------------    ----------------
Canada
   2005                                            2,045             2,045             3,747              3,747
   2006                                              -                 -                 -                  -
   2007                                              -                 -                 -                  -
   2008                                              -                 -                 -                  -
   2009                                              13                14                13                14
                                               ----------------  ----------------  ----------------    ----------------
    Total for all years undiscounted               2,058             2,059             3,760              3,761
                                               ----------------  ----------------  ----------------    ----------------
   Total for all years discounted at
   10%/year                                        2,029             2,029             3,695              3,696
                                               ================  ================  ===============     ================

Future development costs are expected to be funded primarily from cash flows from oil and gas producing activities, bank and other borrowings, and proceeds of equity issues.

Assure Energy Inc.
--------------------------------------------------------------------------------
Sproule Associates Limited

Significant Factors or Uncertainties

A general discussion of the significant factors or uncertainties affecting reserves data is contained in Assure's Management Discussion and Analysis for the year ended December 31, 2004 in the section entitled "Critical Accounting Estimates" which discussion is incorporated herein by reference.

Oil and Gas Properties and Wells

The following table sets forth the number of wells in which Assure held a working interest as at December 31, 2004:

                                                      Oil                             Natural Gas
                                          -------------------------             -----------------------
                                          Gross(1)           Net(1)             Gross(1)         Net(1)
                                          ---------         -------             --------         -------
Location -Alberta
     Producing                               25                25                 16                8
     Non-producing                           34                34                 2                 2
Location -British Columbia
     Producing                               -                  -                 6                4.3
     Non-producing                           -                  -                 8                 5
Location -Saskatchewan
     Producing                               8                 4.8                8                4.8
     Non-producing                           4                 2.4                6                3.6

A brief description of Assure's properties follows:

Buick, British Columbia

Over the past year, Assure has assembled 21 sections (approximately 13,000 gross acres - 7,500 net) of undeveloped land through Crown land sales farm-in lands. Assure has an average 61% working interest in the area with two shut-in gas wells.

Currant/Osborne, British Columbia

Currant/Osborne are natural gas properties located approximately 50 miles north of Fort St. John which has oil and natural gas prospects in multiple formations. The property is adjacent to the Westcoast pipeline.

      o     Assure has a 50% to 100% working interest in 13 sections of land

Flatrock, British Columbia

Flatrock is an oil play within the B.C. Farm-in Agreement lands offering year-round access. Natural gas prospects are also being developed at this property.

      o     Assure has a 60% working interest in four sections of land.

Rigel, British Columbia

Assure has an average 75% working interest in 6 sections of land which are located approximately 20 miles from the West Currant property, situated within prolific trends in the Gething, Baldonnel, and Halfway Formations.

      o Assure has a 100% working interest in a standing gas well and an average 55% working interest in two other producing gas well.

Doe East

The Doe Prospect area is located approximately 70 miles northwest of Grande Prairie, Alberta and approximately six miles east of the British
Columbia/Alberta border.

      o     Assure has a 25% working interest in 1.0 section of land

Assure Energy Inc.
--------------------------------------------------------------------------------
Sproule Associates Limitedp
Golden Spike, Alberta

Golden Spike, located 15 miles southwest of Edmonton, is prospective for light oil from the Leduc and Nisku Formations as well as gas from the Basal Quartz formation.

      o Assure has a 100% working interest in one section of land with four shut-in wells, one producing gas well and one producing oil well.

Ansell, Alberta

Assure has a 25% working interest in one section of land located in Ansell, Alberta which produces from the Notikewin formation.

Chauvin/Ribstone, Alberta

The Chauvin property, located in East Central Alberta, produces oil from highly porous, waterflood-supported sandstone including the Sparky, GP, and Lloydminster Formations.

      o     Assure has a 100% working interest in 3.75 sections of land.

Lloydminster, Alberta

Assure owns working interests, subject to Crown and various overriding royalties in two oil and two natural gas wells assigned reserves located in Township 50, Ranges 1 and 2, W4M.

      o     Assure has an average 55% working interest.

Lloydminster, Saskatchewan

Assure owns working interests, subject to Crown and various overriding royalties in 5.5 sections of land in Lloydminster, Saskatchewan

      o     Working interest ranges from 21.8% to 100%

Enchant

Assure acquired 6.5 sections of land in the Enchant Area of Alberta located at Townships 15 Range 16 W4M and is productive from the Glauconitic and Livingstone formations.

      o     Assure has working interest ranging from 17% to 95%

Caroline

Assure has interests in the Caroline area of Alberta located in Section 29-33-4 W5M.

      o     Assure has a 16.8% working interest in one section of land

Royce

Assure has interests in the Royce area of Alberta located in Section 26-83-7
W6M.

      o     Assure has a 16.8% working interest in one section of land.
Assure also has minor interests in the Lomond, Hamburg, Haynes and North Killam areas of Alberta.

Assure Energy Inc.
--------------------------------------------------------------------------------
Sproule Associates Limited

Capital Expenditures

The following table summarizes the capital expenditures made by Assure on oil and natural gas properties for the year ended December 31, 2004.

                                          Property Acquisition Costs             Exploration Costs    Development Costs
                                                  ($)                                  ($)                  ($)
                                ------------------------------------------       -----------------    -----------------
                                Proved Properties      Unproved Properties
                                --------------------   -------------------
      Canada                          49,704                 374,753                 5,072              8,818,607

Exploration and Development Activities

The following table sets forth the number of exploratory and development wells which Assure completed during its 2004 financial year:

                                          Exploratory Wells                           Development Wells
                                    ---------------------------               -------------------------------
                                    Gross(1)             Net(1)               Gross(1)                 Net(1)
                                    -------------    ----------               -----------            --------
Canada
     Oil Wells                         -                     -                    3                      3
     Gas Wells                         -                     -                    9                     6.1
     Service Wells                     -                     -                    -                      -
     Dry Holes                         -                     -                    1                    0.25
     Total Completed Wells             -                     -                    13                   9.35

Assure's current and likely exploration and development activities in Canada are as follows:

      o Three wells have been licensed in the Buick area which the Company anticipates will be drilled in Quarter three and Quarter four of 2005.

      o Two wells are licensed in the Osborne area of Northeast British Columbia plus an additional three potential location on the recent purchased by Assure in the Osborne area.

      o     Lands at Buick Creek will continue to be developed and exploited.

Properties with No Attributable Reserves

The company's developed and undeveloped landholdings as at December 31, 2004, are set forth in the following table:

                                    Undeveloped                       Developed                        Total
                             --------------------------    ------------------------------    -------------------------
                             Gross(1)         Net(2)          Gross(1)          Net(2)        Gross(1)        Net(2)
                             ----------    ------------    --------------    ------------    -----------    ----------
Alberta                         7872           3071             241              165            8113          3236
British Columbia               17371          10636            1354              751           18725          11387
                             ----------    ------------    --------------    ------------    -----------    ----------
Total                          25243          13707            1595              916           26838          14623

Notes:
(1) "Gross" means the total number of acres in which we have an interest.
(2)"Net" means the aggregate of the percentage working interests we have in the gross acres.

Abandonment and Reclamation Costs

Asset retirement obligations are estimated by the Company's engineers. As at December 31, 2004, the Company's estimated future cash flows to settle asset retirement obligations are $3,122,932 (undiscounted) and $1,279,702 (discounted at 7.6%) for 117 wells. The amount of the estimated future cash flows to settle asset retirement obligations was not deducted in estimating future net revenue.

Assure Energy Inc.
--------------------------------------------------------------------------------
Sproule Associates Limited

Tax Horizon

The company is not taxable for the year ended December 31, 2004.

Production Estimates

The following table sets forth the volume of production estimated for 2005:

                            Light and Medium Oil        Heavy Oil             Natural Gas       Natural Gas Liquids
                                   (mbbl)                (mbbl)                 (mmcf)                 (mbbl)
                            --------------------- ---------------------- ---------------------- ---------------------
Canada                             150.1                  16.8                  2,147.9                 6.0

Production History

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by the Corporation for each quarter of its most recently completed financial year:

                                    Year Ended      Three Months     Three Months    Three Months     Three Months
                                   December 31,   Ended March 31,   Ended June 30,  Ended September  Ended December
                                       2004             2004             2004          30, 2004        31, 2004
                                  -------------   --------------    -------------   ---------------  ---------------
Canada
     Average Daily Production
          Light and Medium Oil         656              717              652              668             598
      & NGL's (bbl/d)
          Heavy Oil (bbl/d)             59               46               28              82               78
          Natural Gas (mcf/d)         2,417            1,960            2,751            2,915           2,067
     Average Net Prices
Received
          Light and Medium Oil        $39.73           $35.11           $39.10          $44.32           $40.70
      & NGL's ($/bbl)
          Heavy Oil ($/bbl)           $30.49           $27.57           $30.10          $35.19           $27.38
          Natural Gas ($/mcf)         $6.53            $5.69            $6.84            $6.21           $6.36
     Royalties
      Total ($/boe)                   $8.34           $10.26            $7.74            $7.51            $8.01
                                  -------------   --------------    -------------   ---------------  ---------------
     Production Costs
      Total ($/boe)                  $13.91           $11.58           $11.75           $16.00           $16.21
                                  -------------   --------------    -------------   ---------------  ---------------
     Netback Received
      Average field netback
       ($/boe)                       $16.78           $12.70           $20.80           $17.75           $15.44
                                  =============   ==============    =============   ===============  ===============

                                                                          ITEM 5

    Report of Management and Directors on Reserves Data and Other Informationp Management of Assure Energy, Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

         (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

                           (ii) the related estimated future net revenue; and

         (b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

                           (ii) the related estimated future net revenue.

Sproule & Associates Limited ("Sproule"), an independent qualified reserves evaluator has evaluated the Company's reserve data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Company has

      (a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

      (b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

      (c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has on the recommendation of the Reserves Committee approved

      (a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

      (b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

      (c)   the content and filing of this report.

Because the reserves data are based on judgments regarding fixture events, actual results will vary and the variations may be material.

(Signed) "Harvey Lalach"
--------------------------------
Harvey Lalach, President  & CEO

(Signed) "Colin McNeil"
--------------------------------
Colin McNeil, Director

(Signed) "James Golla"
--------------------------------
James Golla, Director

February 28, 2005

                                                                          ITEM 6

                                  Form 51-101F2

                             Report on Reserves Data
             by Independent Qualified Reserves Evaluator or Auditor

Report on Reserves Data

To the Board of Assure Energy Inc. (the "Company"):

1. We have evaluated the Company's Reserves Data as at December 31, 2004. The reserves data consist of the following:

         (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

                      (ii)the related estimated future net revenue; and

         (b) (i) proved oil and gas reserve quantities were estimated as at December 31, 2004 using constant prices and costs; and

                      (ii)the related estimated future net revenue.

2. The Reserves Data are the responsibility of the Company's management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

         We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets for the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's management and Board of Directors:

--------------------- ------------------------------- ----------------- ------------------------------------------------------

                                                                                 Net Present Value of Future Net Revenue
                                                                                            (10% Discount Rate)
--------------------- ------------------------------- ----------------- ------------------------------------------------------
     Independent                Description              Location of
  Qualified Reserves      And Preparation Date of          Reserves     Audited      Evaluated      Reviewed       Total
-Evaluator or Auditor        Evaluation Report            (Country)      (MS)          (M$)           (M$)         (M$)
-------------------- ------------------------------- ----------------- ------------ -------------- ------------- ------------

      Sproule             Evaluation of the P&NG           Canada
                        Reserves of Assure Energy
                         Inc., as of December 31,
                        2004, prepared January to
                              February 2005.

       Total                                                                Nil         36,239         Nil          36,239
--------------------- ------------------------------- ----------------- ------------ ------------- ------------- -------------

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are presented in accordance with the COGE Handbook.

6. We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Sproule Associates Limited
Calgary, Alberta
February 28, 2005                      /s/ Robert N. Johnson
                                       -----------------------------------------
                                       Robert N. Johnson P.Eng.,
                                       Manager, Engineering, and
                                       Corporate Secretary


                                       /s/ Michael W. Maughan
                                       -----------------------------------------
                                       Michael W. Maughab, C.P.G., P.Geol.
                                       for Manager, Geoscience, and Associate


                                       /s/ Harry J. Helwerda
                                       -----------------------------------------
                                       Harry J. Helwerda, P.Eng.
                                       Vice-President, Engineering,
                                       Canada and U.S.

                                                                          ITEM 7

                                 FORM 52-109FT1
            CERTIFICATION OF ANNUAL FILINGS DURING TRANSACTION PERIOD

      I, Harvey Lalach, President and Chief Financial Officer of Assure Energy, Inc. ("Assure"), certify that:

         1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers' Annual and Interim Filings) of Assure (the issuer), for the period ending December 31, 2004;

         2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

         3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

         April 27, 2005
         (Signed) "Harvey Lalach"
         -------------------------------------
         Harvey Lalach
         President and Chief Financial Officer

                                       1